UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Organa Technologies Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	13-1026995
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2910 Bush Drive
Melbourne, FL 32935
(Address of Principal Executive Offices and Zip Code)

(321) 421-6652
(Registrant’s Telephone Number, Including Area Code)

with a copy to:

Thomas G. Amon, Esq.
Law Offices of Thomas G. Amon
250 West 57th Street, Suite 1316
New York, NY 10107
Telephone: (212) 810-2430
Facsimile: (212) 819-2427

Securities to be registered under Section 12(b) of the Act:  None.

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None.	None.

Securities to be registered pursuant to Section 12(g) of the Act:

Shares of Common Stock, par value $0.01
(Title of class)

Unless otherwise indicated in this registration statement or the context otherwise requires, all references in this registration statement to “Organa Technologies Group,” “Organa,” “the Company,” “we,” “us” and “our” refer to Organa Technologies Group, Inc., our predecessor entity Integrity Messenger Corporation and any of our subsidiaries, which are separate entities generally taxable as corporations.

Item 1.  Business.

Background

The Company was organized under the laws of the state of Delaware in December of 2002 under the name Integrity Messenger Corporation (“IMC”). In April 2006, the Board approved a name change to Organa Technologies Group, Inc. (“OTG” or the “Company”). References to OTG will include the period prior to the name change when the Company was IMC. The Company’s principal office is located at: 2910 Bush Drive, Melbourne, Florida 32935, United States of America, telephone: (321) 421-6652.

The Company is a holding company which has acquired technology-based businesses. The Company, through its subsidiaries, provides the following services:

Hurricane Host, Inc. (“HH”), a Florida Corporation: Provides Internet Web Hosting and Voice over Internet Protocol (VOIP) services. Through direct resale or its distributors, the Company provides a communication protocol whereby individuals from all over the world can login and communicate while playing online games such as World of Warcraft®, Tom Clancy’s Ghost Recon, and any other game that provides the standard protocols for online communication. The Company utilizes the Ventrillo Communication Software as its service where it pays a “seat fee” per user to Ventrillo. HH also provides web-hosting for various companies and individuals. The market for online communication during role-playing games is a budding industry and will continue to increase in popularity as more and more online worlds and games get developed by third-party companies. HH continues to market its product directly to the end-users; however, as the on-line communication grows, more companies are beginning to develop their own online protocols in an attempt to attract more of the ‘gamers’ into their processors. As this streamline effort grows HH will be required to market directly to the game developers to provide server support for their games. The acquisition of HH was an arms-length transaction. For further information on the products and services you may review the website at www.hurricanehost.com. The Company does not incorporate the website as a part of this filing. The financial statements of HH are included in the Consolidated Financial Statements of the Company.

Organa Consulting Group, Inc. (“OCG”), a Florida Corporation: Provides web design services, hardware and software installation and training, and other Internet related consulting services. Specifically, OCG has provided consulting services in the design of a network center for utilization of more than 40,000 active on-line users simultaneously, while providing Internet securities procedures to restrict DDOS attacks and hacker penetration. The Company has designed on-line Payment Processors for two customers; one of them in conjunction with local banking authorities, which has received approval and licensing from the Florida Office of Financial Regulations for Render Payment Corporation. OCG has expanded its services to provide audio and video solutions to create a virtual office environment and theater style conference rooms. OCG has historically provided website development for various on-line marketing companies; however, OCG has elected not to service companies in this line of business at this time. The financial statements of OCG are included in the Consolidated Financial Statements of the Company.

Davinci’s Computer Corp. (“DCC”), a Florida Corporation: Provides hardware and software computer system solutions and services. DCC services clients in Central Florida where it provides computer server oversight, updates, email management, and other corporate security measures. While DCC offers hardware products as part of its solution services, its primary function is to provide onsite and offsite support for mainframe, server, and PC operations. DCC was acquired in order to provide OTG with the resources needed to complement its online services. A local firm was sought out in order for OTG to avail itself of direct access to hardware expertise. The acquisition of DCC was an arms-length transaction. The financial statements of DCC are included in the Consolidated Financial Statements of the Company.

Gateway Internet Services Corporation (“GIS”), a Florida Corporation: Provides on-line payment processing through Automated Clearing House (“ACH”) and other banking solutions. GIS entered into its first agreement in July 2007 with Render Payment Corporation with the expectation to begin revenue generation in 2008. The financial statements of GIS are included in the Consolidated Financial Statements of the Company.

Game2Gear, Inc. (“G2G”), a Florida Corporation: Provides online product registration for products designed and developed from the creators of the multi-online gaming industry. The Company has a U.S. Patent Application to protect its G2G process and technology that will facilitate the operational aspects associated with the business. G2G has filed a second patent to protect its process of registration. G2G utilizes an Advanced Encryption Standard (AES) algorithm to encrypt and decrypt the serial number associated with a manufactured product. This algorithm is embedded in a RFID Reader microprocessor. The number that is written to the TAG at the time designated by the developer, is encrypted with a serial number and encryption key. This consolidated encryption key is embedded into the microprocessor software and reader. In addition to the encryption key, each reader microprocessor has a unique serial number embedded in the silicon that can be verified by the server. At this time the product is ready for shipment. The digital encryption key is created using a secured hashing algorithm (SHA-1). Upon receipt of the product by the owner, the owner utilizes the reader to connect to the Server. The reader is powered up by a USB Port on any computer. The reader identifies the TAG and decrypts the serial number internally, utilizing the key embedded in the TAG. Once the reader obtains the serial number it waits for a command from the server. The command from the Server will consist of a request for the serial number and reader ID, and the randomly generated 50% key. The reader will respond with the serial number encrypted with half of the resident key and half with the randomly generated key provided by the server. At that time the server decrypts the serial number using the same decryption key combination and validates the serial number and Reader ID to that which was generated prior to shipment. The G2G process will be incorporated in the Frostmourne Sword® as produced by Epic Weapons under its agreement with Blizzard Entertainment®. The financial statements of G2G are included in the Consolidated Financial Statements of the Company.

Zowy Media, Incorporated dba WeaponMasters (“Zowy”), a Florida Corporation: Provides Internet purchasing of swords and weapon memorabilia. The financial statements of Zowy and its subsidiaries are included in the Consolidated Financial Statements of the Company.

Epic Weapons, Inc. (“Epic”), a Florida Corporation: Epic Weapons is a wholly-owned subsidiary of Zowy. Epic provides authentication through its Game2Gear online product registration of replica weapons.

History, Strategic Expansion and Acquisitions

The Company was formed in December 2002 but completed its first acquisition in January 2004, when it acquired the assets of IMC-FL in exchange for 60,000,000 shares of restricted common stock, issued under Rule 144 of the Securities Exchange Act. IMC-FL was incorporated in February 2002 and had operated as a development company for an instant messenger service organization. IMC-FL had expended $1,582,040 in the development of its proprietary technology prior to its acquisition by the Company. Its product launched in October 2003 to the general public. Integrity Messenger™ Instant Messenger currently maintains over 300,000 registrants. The Company has made few modifications to the product since the launch of its Gen2 upgrade for the service in February 2004. With the rapid changes in instant messaging services, the Company has elected to restrict updates at this time. The Company intends to update and expand its instant messaging services in the near future to include on-line telephone services, video conferencing, document retention, and whiteboard solutions. As such, it continues to offer its basic services with no actual revenue source.

Hurricane Host, Inc.

The Company made its second strategic acquisition when it acquired 100% of Hurricane Host, LLC on March 18, 2004. HH was incorporated in 2002 and provided server related host gaming solutions featuring on line voice chat for multi peer-to-group communication within the gaming industry. At the time of acquisition, HH had retained an annual growth rate in excess of 300% in users and revenue in each of its first two years of operation. HH continues to see a modest increase in users and revenue. Since OTG acquired HH, the average year-over-year increase in revenue is 110% (2005 - 2007 projected). HH is licensed to sell Ventrilo voice chat software. This software has two parts, server software, and PC software that talk to the web-server. Clients of HH that have a voice server account attach to their voice server account on our web servers. This allows a specific amount of people to be within a "conference call" using the internet. This is mainly used for gamers so they can communicate securely with their team mates while playing an online game. HH currently utilizes computer servers in Ashburn, Virginia; Atlanta, Georgia; Dallas, Texas; Los Angeles, California; New York City, New York; San Jose, California; Seattle, Washington; Frankfurt, Germany; London, England; and Montreal, Canada to support its operations. HH was able to expand its geographical locations and was able to have voice servers located in multiple different countries and multiple locations in the US. This, along with other advertising, was the main reason HH had such an increase in sales. HH provides Website Hosting Services for customers who desire to have a website available on the Internet. There is strong competition in the web-hosting market and companies must provide additional services that attract clients. HH does this by providing voice chat software that attracts “Internet Gamers”. HH views its web-hosting service as a secondary service.

Organa Consulting Group, Inc.

On October 25, 2005, the Company acquired 80% of Organa Consulting Group, Inc., from Avante Holding Group, Inc. (“Avante”), its controlling shareholder. OCG was organized to provide its services for companies that desired website designing and hardware/system setup and protocols for their Internet based businesses. In addition to these services, OCG provides video and sound setups for home owners and corporate entities. The Company entered into its first contract in October 2005 when it was contracted to design an Internet based advertisement company. Currently, the Company markets through local distribution channels within central Florida, its products and services include hardware and software installation in support of multimedia application to include, voice conferencing, surround sound, theatre entertainment centers, and audio-visual products and services.

Gateway Internet Services Corporation

On April 20, 2006, the Company incorporated Gateway Internet Services Corporation with the intent to provide a proprietary Internet interface between banking institutions and the fast growing Internet Banking Providers. The Company developed the protocols and entered into its first agreement with Render Payment Corporation, its customer, a Florida licensed Funds Transmitter Company through the Office of Financial Regulations. GIS launched its services in July of this year and has recognized no revenue to date.

Render Payment Corporation is minority owned by the Administrative Consultant. As such, the potential for a conflict of interest exist. The Administrative Consultant has provided $75K in funding as part of the payment processor and has a financial interest in its success. GISC services can only be achieved through the implementation and enrollment of the payment processor. While the goals of both companies are to launch the payment processor and enroll as many people as possible, the may be cause in the future that will create a conflict of interest whereby the Administrative Consultant and GISC are not in agreement. There are currently no known conflicts of interest arising from this agreement.

Davinci’s Computer Corp.

On July 1, 2006, the Company acquired 100% of Davinci’s Computer Corp. DCC was incorporated April 28, 1997 and provided hardware and software repair services throughout Central Florida. While the services provided by DCC are not inline with the standard operations of the Company, the Company elected to enter into these services in an effort to obtain the services of Jason Dieterle, the sole owner of Davinci’s Computer Corp., whose expertise is an integral part of the server maintenance of our online systems. DCC was acquired in order to provide OTG with the resources needed to complement its online services. A local firm was sought out in order for OTG to avail itself of direct access to hardware expertise.

Zowy Media, Incorporated

On October 1, 2006, the Company acquired 80% of Zowy Media, Incorporated, dba as Swords Online and Weaponmasters. Weaponmasters is currently the number one search site for “swords” through Google™. Weaponmasters provides collectibles in its online store. The Company launched a local retail store at 3815 North Cocoa Blvd., Suite 27 in Cocoa, Florida, in a 300 square foot storefront facility it owns. The Company is seeking other potential licensees to open additional Weaponmasters shops in other various locations. The operational hours of the store is Monday through Friday from 9:00AM to 5:00PM. The store is staffed by an office manager and two shipping/administrative clerks. Zowy owns and has registered one design patent (Patent Number US D510,121 S).

Zowy, through various entities and previous ownership has been in existence since 1998. The Company has provided weapon memorabilia to its customers for many years. The Company’s revenues peaked in 2004 in which it grossed more than $1.2M. The Company has declined in revenue since that time. The Company formed Epic Weapons, LLC and entered into an Agreement with Blizzard Entertainment®, Inc., in 2006, to develop inline game memorabilia, specifically the Frostmourne® Sword as depicted in the Warcraft® III, Frozen Throne™ game.

The Company acquired majority control of the Zowy in an effort to re-establish its stronghold on the market. The Company launched a new website in October 2007 and initiated an email marketing campaign to its more than 74,000 registered users. Zowy currently hosts its email server on the Administrative Consultants computers and must comply with their protocols when forwarding emails.

Epic Weapons, Inc.

Epic Weapons, LLC was formed on January 5, 2006 and converted to a C Corporation on January 2, 2007. On May 1, 2006, Epic entered into an Exclusive License Agreement with Blizzard Entertainment®, Inc., a Delaware Corporation, which is owned by Vivendi Games®, a subsidiary of Vivendi® (Paris: 30.01 euros), for the development of the collectible Frostmourne® sword as depicted in the World of Warcraft® and Warcraft® III game. The Frostmourne® sword is scheduled for resale in March 2008. At this time Epic has no revenue source and provides no additional services other than the development of its Frostmourne® sword design. Epic has developed a proprietary process in which it provides ancillary services for the registration and valuation of collectibles as seen in video games and movies. Epic will be launching Epic Connect™ Club that will provide services that will enhance the valuation of the collectible items and track the history of ownership. Epic has also entered into negotiations with various other video game manufacturers to add additional product to our collectible line.

Game2Gear, Inc.

Game2Gear, Inc,, was incorporated in Florida to provide a proprietary embedded encryption that will provide identification of the product in which it is embedded. The software has been licensed to Epic and will be utilized in the Frostmourne® sword upon its release in January 2008.

Expansion and Acquisitions

The Company continues to look for additional acquisition opportunities in the technology field that will enhance its overall growth, complement its existing operations and increase shareholder value. OTG considers its acquisition through strategic growth. The Company looks for synergistic companies that will provide strength and growth opportunities to the developing products and services of OTG. We will review current competition in many markets and determine if an acquisition or joint venture is in the best interest of OTG, OTG will finance any further acquisitions through additional stock allocations or through cash generated from current sales/revenue streams.

Employees

As of December 31, 2007, the Company had 12 full-time employees throughout the various subsidiaries. The Company has three office managers, two technical assistance employees that provide computer software and hardware installation, repairs, and maintenance, and seven administrative/shipping clerks. None of our employees are covered by a collective bargaining agreement, and management believes its relationship with our employees is good.

Available Information

Effective November 26, 2007, the Company became reporting and has commenced filing periodic reports with the Securities and Exchange Commission (“SEC”). All reports of the Company filed with the SEC will be available free of charge through the SEC’s Web site at www.sec.gov. In addition, the public may read and copy materials filed by the Company at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. The public may also obtain additional information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Organa Technologies Group, Inc.
2910 Bush Drive, Melbourne, Florida 32935
Attention: Gina L. Bennett, Chief Executive Officer
Telephone: 321-421-6652

 Item 1A. Risk Factors .
If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the value of our equity interests could decline.

Risks Related to Our Business

We have a limited relevant operating history and we may not be able to maintain profitability in the near term.

Our company and management team is newly formed and has limited experience working together in this area. Such limits could adversely effect our near term performance in the management of our assets. Our company has had a cumulative net loss from inception of approximately $1,512,000 with only the year ended December 31, 2006 being profitable. Our needs for continued expenditures for product research and development and marketing, among other things, will make it difficult for us to reduce our operating expenses in order to deal with lack of sales growth or unanticipated reductions in existing sales. Our failure to balance expenditures in any period with sales will create losses for the company that would require additional financing to meet cash flow requirements. The possibility of our future success must be considered relative to the problems, challenges, complications and delays frequently encountered in connection with the development and operation of a rapid growth business.

We may compete with clients of the Administrative Consultant for access to key personnel of the Administrative Consultant, which could reduce the amount of time and effort they devote to us and thus negatively impact our financial condition and results of operations.

Achieving our business objectives will depend on our ability to acquire suitable business and to monitor and administer those businesses, which will depend, in turn, on the abilities of our Administrative Consultant.

Achieving this result on a cost-effective basis will be largely a function of the Administrative Consultant’s structuring of the business process and its ability to provide competent, attentive and efficient services to us. Our executive officers and the business professionals of the Administrative Consultant will have substantial responsibilities in connection with their respective roles as the Administrative Consultant and with the other business vehicles advised by the Administrative Consultant, as well as responsibilities to us under the Consultant Services Agreement. They may also be called upon to provide managerial assistance to our portfolio companies on our behalf. These demands on their time, which will increase as the number of business or other clients increase, may distract them or slow the rate of growth. In order to grow, the Administrative Consultant will need to hire, train, supervise and manage new employees. However, we cannot assure you that any such employees will contribute to the work of the Administrative Consultant on our behalf. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

The Administrative Consultant currently manages and may in the future manage business vehicles with a business focus that partially overlaps with our focus, which could result in increased competition for access to business opportunities.

The Administrative Consultant currently manages other companies with a business focus that may partially overlap with our focus, and may in the future sponsor or manage additional business opportunities or other clients with businesses overlapping ours, which, in each case, could result in us competing for access to business opportunities. The Company does not believe a current conflict exists.

There may be conflicts of interest in our relationship with the Administrative Consultant, which could result in decisions that are not in the best interests of our stockholders.

Under the terms of the Consultant Services Agreement, business professionals of the Administrative Consultant serve or may serve as officers, directors or principals of other entities, or may otherwise conduct any other business, whether or not the entities or business compete with the Company. Such other entities or business may have business objectives or may implement business strategies similar or different to those of the Company. Accordingly, these individuals may have obligations to investors in those entities or businesses, the fulfillment of which might not be in the best interests of the Company or its stockholders.

The Company and its Administrative Consultant may determine that a business is appropriate both for us and for one or more other business vehicles or clients. In such event, depending on the availability of such business and other appropriate factors, the Administrative Consultant may determine which business vehicle makes the business or, in certain limited circumstances, whether we would invest concurrently with one or more other business vehicles. We may make all such businesses subject to compliance with applicable regulations and interpretations, and the Administrative Consultant’s allocation protocol.

Our Administrative Consultant’s liability will be limited under the Consultant Services Agreement, and we will indemnify our Administrative Consultant against certain liabilities, which may lead our Administrative Consultant to act in a riskier manner on our behalf than it would when acting for its own account.

Our Administrative Consultant has not assumed any responsibility to us other than to render the services described in the Consultant Services Agreement. The Consultant Services Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of the Administrative Consultant’s duties or by reason of the reckless disregard of the Administrative Consultant’s duties and obligations, the Administrative Consultant (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Administrative Consultant, including, without limitation, its general partner and the Consultant), are entitled to indemnification from the Company for any damages, loss, liabilities, costs and expenses (including, without limitation, judgments, fines, reasonable attorneys’ fees and expenses, and amounts reasonably paid or to be paid in settlement) incurred by such persons in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including, without limitation, an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Administrative Consultant’s duties or obligations under the Consultant Services Agreement or otherwise as an Administrative Consultant of the Company. These protections may lead our Administrative Consultant to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We may experience fluctuations in our periodic results.

We could experience fluctuations in our operating results due to a number of factors, including variations in and timing of recognition of realized and unrealized capital gains or losses, the degree to which we encounter competition in our markets, and general economic conditions. Specifically, the Company expects to see rapid growth spurts in Epic Weapons due to the sale of the Frostmourne® Sword. In addition, Weaponmasters traditionally experiences increased sales during the holiday season between October and December each year. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our financial condition and results of operation will depend on our ability to manage future growth effectively.

Our ability to achieve our business objectives will depend on our ability to acquire suitable businesses and to monitor and administer those businesses, which will depend, in turn, on our Administrative Consultant’s ability to identify, invest in and monitor companies that meet our business criteria.

Accomplishing this result on a cost-effective basis will be largely a function of our Administrative Consultant’s structuring of the business process and its ability to provide competent, attentive and efficient services to us. Our executive officers and certain of the officers of our Administrative Consultant will have substantial responsibilities in connection with their roles at the Company, as well as responsibilities under the Business Management Agreement. They may also be called upon to provide managerial assistance to our portfolio companies on our behalf. These demands on their time, which will increase as the number of business grow, may distract them or slow the rate of business. In order to grow, we and our Administrative Consultant will need to hire, train, supervise and manage new employees. However, we cannot assure you that any such employees will contribute to the work of the Administrative Consultant. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may change our business strategy and asset allocation without stockholder consent, which may result in our engaging in riskier businesses.

We may change our business strategy or asset allocation at any time without the consent of our stockholders. Any such change in our business strategy or asset allocation could result in our engaging in businesses that are different from, and possibly riskier than, the business described in this registration statement. A change in our business strategy may increase our exposure to interest rate market fluctuations.

Risks Relating to our Securities

Provisions of our governing documents and the Delaware General Corporation Law could deter takeover attempts and have an adverse impact on the price of our common stock.

Our Certificate of Incorporation and Bylaws contain provisions that, along with the certain provisions of the Delaware General Corporation Law, may have the effect of discouraging, delaying, deferring or preventing a transaction or a change in control of us that might involve a premium price for our stockholders or otherwise be in their best interest.

Two of our current stockholders currently have, and may continue to have, a significant influence over our management and affairs and control over most votes requiring stockholder approval.

The majority of common stock is currently held by only two stockholders, Avante and GAMI, LLC, both of which are managed by one individual, Michael W. Hawkins. As long as these two stockholders continue to hold a significant percentage of our common stock following an offering, they will be able to exert influence over our management and policies and control most votes requiring stockholder approval. This concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of our common stock. The Administrative Consultant has the authority to vote securities held by our two controlling stockholders, including on matters that may present a conflict of interest between the Administrative Consultant and other stockholders.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

Upon effectiveness of this Registration Statement, we will be subject to certain provisions of the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the SEC. Under current SEC rules, beginning with our fiscal year ending December 31, 2008, our management will be required to report on our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal controls over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal controls over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. There can be no assurance that we will successfully identify and resolve all issues required to be disclosed prior to becoming a public company or that our quarterly reviews will not identify additional material weaknesses. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Limited Operating History; Anticipated Losses; Uncertainty of Future Results.

The Company has only a limited operating history upon which an evaluation of its operations and its prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the acceptance of the Company's business model. The Company will be incurring costs to develop, introduce and enhance its products, to establish marketing relationships, to acquire and develop product lines that will compliment each other and to build an administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of services and products. If cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in additional dilution to the Company's stockholders.

Limited Public Market, Possible Volatility of Share Price.

The Company’s common stock is quoted and traded on the NASD Gray Sheets under the ticker symbol OGTG.PK and is thinly traded. As of December 31, 2007, there were 7,217,566 shares of common stock issued and outstanding. There are 717,566 shares which were issued more than two years ago under an exemption from the registration provision of the Securities Act of 1933, or as part of a two Rule 504 registrations, and eligible for resale. There can be no assurance that a broad based trading market for the Company’s shares will develop or, once developed, will be sustained in the future. Factors such as, but not limited to, technological innovations, new products, acquisitions or strategic alliances entered into by the Company or its competitors, failure to meet security analysts' expectations, government regulatory action, patent or proprietary rights developments, and market conditions for manufacturing stocks in general could have a material effect on the volatility of the Company's stock price. On November 1, 2007, the Company authorized a 4:1 forward split whereby total issued shares will be 28,870,264 and the shares available for trading after completion of the appropriate Rule 144K registrations is 2,870,264.

The following chart demonstrates the stock volatility over the past three years:

	2005
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Annual
High	$4.50	$3.25	$1.00	$0.70	$4.50
Low	$1.50	$0.50	$0.70	$0.0001	$0.0001

	2006
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Annual
High	$0.95	$1.00	$0.375	$0.10	$1.00
Low	$0.01	$0.10	$0.10	$0.10	$0.01

	2007
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Annual
High	$0.10	$1.00	$0.30	$1.32	$1.32
Low	$0.10	$0.01	$0.01	$0.20	$0.01

Management of Growth

The Company is expecting an enormous growth opportunity upon the effective launch of the Frostmourne® sword under Epic Weapons. Our ability to provide system resources, additional personnel and training, and management will have a direct effect on the company’s ability to perform under this growth opportunity.

Item 2.  Management’s Discussion and Analysis or Plan of Operations

This report on Form 10SB contains forward-looking statements within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended, that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as “anticipate”, “expects”, “intends”, “plans”, “believes”, “seeks” and “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Form 10SB. Investors should carefully consider all of such risks before making an investment decision with respect to the Company’s stock. The following discussion and analysis should be read in conjunction with our financial statements and summary of selected financial data for Organa Technologies Group, Inc. Such discussion represents only the best present assessment from our Management.

The Company was organized as a vehicle to enter into various Internet business combinations seeking customers through Internet product sales and Internet services. Our principal business objective for the next twelve months and beyond will be to achieve long-term growth potential through the consolidation and synergistic services that will entrench our customers to rely on the services we provide for their Internet experience rather than immediate, short-term earnings that come with various fads and short-lived Internet hot-topics. The Company will not restrict itself to any specific business, industry or geographical location other than “technology” and, thus, may acquire any type of business that utilizes technology, provides technology services or support, or is associated with the Internet.

The Company currently engages in various business activities that provide adequate cash flow. During the next twelve months we anticipate incurring costs and expenses related to filing of various Securities and Exchange Act reports and the implementation of our contract with Blizzard Entertainment® for the resale of the Frostmourne® Sword. Management will fund the costs and expenses to be incurred with such activities through loans or further investment in the Company, when necessary.

As of the date of this Registration Statement, we have not selected any additional acquisition candidates or target industry on which to concentrate our search for additional and synergic products and services. None of our officers or directors has engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential business combination with us, nor have we been approached by any candidates (or representatives of any candidates) with respect to a possible business combination with us. Additionally, we have not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisitions, nor have we engaged or retained any agent or other representative to identify or locate such a suitable acquisition. We have not conducted any research with respect to identifying the number and characteristics of any potential target business candidates.

Management will have virtually unrestricted flexibility in identifying and selecting a prospective target business and may consider entering into a business arrangement with virtually any business, including a business which has recently commenced operations, has no established record of growth or earnings and which is subject to all of the risks attendant to a development stage operation, including requiring additional capital, or which operates in an industry that is characterized by an unusually high element of risk. In the alternative, a business combination may involve the acquisition of, or merger with, an established company which does not require substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering. Although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Management expects that the selection of additional businesses will be a complex, competitive and extremely risky matter. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of having a class of securities registered under federal securities laws which include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of capital stock. Targeted businesses may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult.

OTG has engaged Dinosaur Securities, LLC (“Dinosaur”) to raise Five Million Dollars ($5,000,000) under a Confidential Private Placement Memorandum (PPM) for Epic. Under the terms and conditions of the PPM, OTG will issue up to 5,000,000 shares of Series A Preferred Stock and pay up to 20% royalty fee directly associated with the sale of the Frostmourne® Sword. Management feels additional storage facilities, inventory, development of technology devices, increase in manpower, and administrative support will be required to sustain the projected sales. There can be no assurances that Dinosaur will succeed in raising the funds solely through qualified and accredited investors. In the event OTG is unsuccessful in raising the necessary capital the Company will have to consider additional debt structures or other financing mechanisms to support the rapid growth and inventory levels.

Description of Company

The Company is a holding company that currently operates four wholly-owned subsidiaries; Hurricane Host, Inc. (“HH”), an entity which provides Internet web hosting and Voice over Internet Protocol (VOIP) services, Davinci’s Computer Corp. (“DCC”), an entity which provides hardware and software computer system solutions and services, Gateway Internet Services Corporation (“GIS”), an entity which provides on-line payment processing through ACH and other banking solutions, Game2Gear, Inc. (“G2G”), an entity that provides online product registration of replica weapons, and three majority-owned subsidiaries; Zowy Media, Incorporated (“Zowy”), doing business as Swords Online and WeaponMasters, and its subsidiary, Epic Weapons, Inc. f/k/a Epic Weapons, LLC (“Epic”), entities which provide Internet purchasing of swords and weapon memorabilia, and Organa Consulting Group, Inc. (“OCG”), an entity which provides web design services, hardware and software installation and training, and other Internet related consulting services. For further information review the “Business Background” Section of this Form 10SB.

The Company maintains the following websites, none of which are incorporated as part of this Form 10SB:

•	www.weaponmasters.com
•	www.epicweapons.com
•	www.organatechnologies.com
•	www.integritymessenger.com
•	www.hurricanehost.com
•	www.davcorp.net (under construction)
•	www.organaconsulting.com (under construction)
•	www.game2gear.com (under construction)

Overview

The Company is a holding company engaged in the business of the Internet, software and hardware solutions, payment processing and the sale and registration of swords and other weapon memorabilia. Our services and products, specifically those offered by Weaponmasters and HH, are provided to customers in many different countries. The following charts, as reported with www.alexa.com on November 21, 2007 (which is not incorporated in this Form 10SB), demonstrate the worldwide marketing of our products through:

Weaponmasters.com users		hurricanehost.com users
	Percentage		Percentage
United States	52.9	United States	81.6
Canada	8.3	Canada	10.5
Finland	2.9	United Kingdom	5.3
Croatia	2.9	Australia	2.6
Australia	2.9
Netherlands	2.4
Puerto Rico	2.4
Guatemala	1.9
United Kingdom	1.9
Serbia and Montenegro	1.9
Venezuela	1.5
Czech Republic	1.0
Greece	1.0
Poland	1.0
Romania	1.0
Cyprus	1.0
Ukraine	1.0
Lithuania	1.0
India	1.0
Portugal	1.0
Germany	1.0
Norway	0.5
Turkey	0.5
Belgium	0.5
Honduras	0.5
Other countries	6.3

HH maintains computer server systems in Germany, Canada, and England, as well as the United States of America. Weaponmasters has more than 74,000 members in its customer database that represents more than 10,000 foreign customers in 168 different countries. HH has 5,266 members in its customer database that represents 1,153 foreign customers in primarily three different countries; Canada, United Kingdom, and Australia. The marketing of our products is through various forms of magazine advertisement, word-of-mouth, and Google™, as applicable to each product and/or service.

In 2005, all of the Company’s revenues were derived from the operations of HH and OTG. In 2006, through strategic acquisitions and the formation of new entities, the Company’s revenue stream increased to include DCC, Zowy and OCG. Additionally, HH increased its revenue significantly from 2005. The Company and its subsidiaries do not rely on any significant customers as its customer base includes no distinct customer which is responsible for any material percent of the sales.

In 2004, the Company acquired HH. Prior to the acquisition, the Company provided services of instant messaging under the name Integrity Messenger.

The following Management Discussion and Analysis should be read in conjunction with the financial statements and accompanying notes included in this Form 10SB.

Analysis of Financial Condition and Results of Operations for the Twelve Months Ended December 31, 2006: Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Results of Operations

The following chart identifies those activities which were active during the 2006 fiscal year. It does not include all operations or businesses owned by the Company, but reflects on those companies that are actively producing. In order to understand the entire financial picture please read the comparison notes following the chart.

2006	Hurricane Host	Zowy Media	Davinci Computer	Organa Consulting	Organa Technologies
Revenue	320,849	170,650	112,436	803,033	76,848
Cost of Sales	226,413	85,211	36,385	68,089	34,769
Gross Profit	94,436	85,439	76,051	734,944	42,079
Operating Expenses	97,611	36,630	67,993	229,589	160,374
Net Profit	(3,175)	48,809	8,058	505,355	(118,295)

Total revenues increased to $1,483,816 for the year ended December 31, 2006 from $158,377 for the year ended December 31, 2005. The increase resulted primarily from the Company’s growth; HH from $72,806 in 2005 to $320,849 (increase of 340.7%). HH was able to expand its geographical locations and was able to have voice servers located in different countries and multiple locations in the US. This, along with implementing an Internet advertising campaign, was the main reason HH had such an increase in sales. The formation and resultant revenue of OCG of $803,033 was due primarily to its development of an Internet marketing software solution and the hosting of the websites implemented by the software for its various customers. The acquisition of Zowy with revenue of $170,650 for the period October 1 through December 31, 2007 was generated by its normal sales through website traffic generated by the current customers.

Total revenues for the year ended December 31, 2006, were provided as follows: HH, $320,849; OCG, $803,033; Zowy, $170,650; DCC, $112,436; and OTG, $76,848.

Cost of sales was $450,867 and $199,081, respectively for the year ended December 31, 2006 and the year ended December 31, 2005. As a percent of revenue, the cost of sales decreased from 55.76% to 30.4%, for the year ended December 31, 2005 as compared to the year ended December 31, 2006. The change in cost of sales is due to the acquisition and formation of subsidiaries and their respective products and/or services and the profit margins associated with each.

The cost of sales for the year ended December 31, 2006, by subsidiary, is as follows: HH, $226,413; OCG, $68,089; Zowy, $85,211; DCC, $36,385; and OTG, $34,769. As a percent of revenue, the cost of sales was as follows: HH, 70.6%; OCG, 8.5%; Zowy, 49.9%; DCC, 32.4%; and OTG, 45.2%. Cost of sales, by subsidiary, typically relate as follows: HH primarily consists of the costs associated with Internet hosting by third parties and related activities; OCG primarily consists of the fees associated with consulting services and Internet related expenses; Zowy primarily consists of the costs associated with the wholesale acquisition of inventory related to the retail sales on www.weaponmasters.com; DCC primarily consists of the costs associated with retail sales of technology related items and the costs associated with technology technical support; and OTG which primarily consists of the costs associated with provided instant messaging services via the Internet.

Gross profit was $1,032,949 and $33,633, respectively for the year ended December 31, 2006 and the year ended December 31, 2005. As a percent of revenue, gross profit was 69.6% and 21.2%, respectively for the year ended December 31, 2006 and the year ended December 31, 2005.

Total operating expenses increased to $636,197 for the year ended December 31, 2006 from $159,652 for the year ended December 31, 2005. This 298.5% increase was mainly attributable primarily to the acquisition and formation of subsidiaries.

The operating expenses for the year ended December 31, 2006, were contributed as follows: HH, $97,611; OCG, $229,589; Zowy, $36,630; Epic, $44,000; DCC, $67,993; and OTG, $160,374. Operating expenses, by subsidiary, typically relate as follows: HH primarily consists of professional fees; OCG primarily consists of professional fees, legal fees and payroll; Zowy primarily consists of insurance, payroll and depreciation; Epic primarily consists of professional fees; DCC primarily consists of payroll, travel and professional fees; and OTG primarily consists of professional fees.

Liquidity and Capital Resources

As of December 31, 2006, the Company had a working capital deficit of $40,109. Net income was $287,335 for the year ended December 31, 2006. The Company generated a negative cash flow from operations of $76,044 for the year ended December 31, 2006. The negative cash flow from operating activities for the period is primarily attributable to the Company's increase in receivables from related parties, $311,079, inventory, $19,000, other assets, $49,600, minority interest, $141,490, issuance of common stock and additional paid-in capital (related to acquisition of two companies), $210,000, offset by the increase in accounts payable and accrued expenses of $79,608, the acquisition of property and equipment (related to the acquisition of two companies), $235,141 and goodwill associated with two acquisitions, $191,752.

Cash flows provided by financing activities for the year ended December 31, 2006 was $84,408 related to the issuance and repayment of notes payable.

The Company had a net increase in cash of $8,365 for the year ended December 31, 2006 compared to $9,991 for the year ended December 31, 2005.

By adjusting its operations and development to the level of capitalization, management believes it has sufficient capital resources to meet projected cash flow needs through the next twelve months. However, if thereafter, the pricing of commodities and other raw materials increase dramatically, sales grow rapidly, and we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, liquidity and financial condition.

The effect of inflation on the Company's revenue and operating results was not significant. The Company's operations are located in North America and there are no seasonal aspects that would have a material effect on the Company's financial condition or results of operations.

Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2007: Comparison of the Nine Months Ended September 30, 2007 to the Nine Months Ended September 30, 2006

Results of Operations

The following chart identifies those activities which were active during the 2006 fiscal year. It does not include all operations or businesses owned by the Company, but reflects on those companies that are actively producing. In order to understand the entire financial picture please read the comparison notes following the chart.

	Nine Months Ended September 30, 2007
	Hurricane	Zowy	Davinci	Organa
	Host	Media	Computer	Consulting

Revenue	$237,110	$300,352	$139,878	$68,000
Cost of Sales	112,129	219,974	52,659	24,336
Gross Profit	124,981	80,378	87,219	43,664
Operating Expense	50,691	59,692	74,795	77,440
Operating Income (Loss)	74,290	20,686	12,424	(33,776)
Net Income (Loss)	$65,234	$6,018	$12,226	$(27,021)

Total revenues decreased to $745,339 for the nine months ended September 30, 2007 from $1,379,865 for the nine months ended September 30, 2006. The decrease resulted primarily from the change in the revenue stream with OCG, $1,069,040 in 2006 to $68,000 in 2007 (decrease of 93.6%) which directly related to management’s decision to discontinue providing services for companies in the Internet marketing industry. While this particular industry is lucrative, management has concluded that the industry may require future legislation to control the industry and provide guidance on acceptable practices. At this time, OCG is not comfortable providing its services and products that allows for the registration of members and the ability to purchase advertising, from the users of our software, on the Internet. HH, with $237,110 in 2007 compared to $233,809 in 2006, had an increase of 1.4%.. The Company has effectively offset its decision to withdraw services in the Internet marketing sector through acquisitions of additional business that are more inline with the mainstream resale business. This includes the acquisition of Zowy with revenue of $300,352 in 2007; and the acquisition of DCC, $139,878 from $77,016 in 2006 (June 1 - September 30).

Total revenues for the nine months ended September 30, 2007, were provided as follows: HH, $237,110; OCG, $68,000; Zowy, $300,352; and DCC, $139,878.

Cost of sales was $409,097 and $108,073 respectively for the nine months ended September 30, 2007 and the nine months ended September 30, 2006. As a percent of revenue, the cost of sales increased from 7.8% to 54.9%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2007. The change in cost of sales is due to the acquisition of Zowy and DCC and their respective revenue stream and its offset cost of sales as compared to the Company in 2006 whereas the revenue stream had a very insignificant cost of sales as a percentage.

The cost of sales for the nine months ended September 30, 2007, by subsidiary, is as follows: HH, $112,129; OCG, $24,336; Zowy, $219,974; and DCC, $52,659. As a percent of revenue, the cost of sales were as follows: HH, 47.3%; OCG, 35.8%; Zowy, 73.2%; and DCC, 37.6%. Cost of sales, by subsidiary, typically relate as follows: HH primarily consists of the costs associated with Internet hosting by third parties and related activities; OCG primarily consists of the fees associated with consulting services and Internet related expenses; Zowy primarily consists of the costs associated with the wholesale acquisition of inventory related to the retail sales on www.weaponmasters.com; DCC primarily consists of the costs associated with retail sales of technology related items and the costs associated with technology technical support; and OTG which primarily consists of the costs associated with provided instant messaging services via the Internet.

Gross profit was $336,242 and $1,271,792 respectively for the nine months ended September 30, 2007 and the nine months ended September 30, 2006. As a percent of revenue, gross profit was 45.1% and 92.2%, respectively for the nine months ended September 30, 2007 and the nine months ended September 30, 2006.

Total operating expenses decreased to $385,920 for the nine months ended September 30, 2007 from $636,513 for the nine months ended September 30, 2006. This 39.4% decrease was mainly attributable primarily to the acquisitions of subsidiaries.

The operating expenses for the nine months ended September 30, 2007, were contributed as follows: HH, $50,691; OCG, $77,440; Zowy, $59,692; DCC, $74,795; and OTG, $123,302. Operating expenses, by subsidiary, typically relate as follows: HH primarily consists of professional fees; OCG primarily consists of professional fees, legal fees and payroll; Zowy primarily consists of insurance, payroll and depreciation; DCC primarily consists of payroll, travel and professional fees; and OTG primarily consists of professional fees.

Liquidity and Capital Resources

As of September 30, 2007, the Company had a working capital deficit of $23,935. Net loss was $67,049 for the nine months ended September 30, 2007. The Company generated a positive cash flow from operations of $42,091 for the nine months ended September 30, 2007. The positive cash flow from operating activities for the period is primarily attributable to the Company's increase in receivables from related parties, $56,176, prepaid expenses, $20,609, and an increase in accounts payable and accrued expenses of $166,496.

Cash flows used in investing activities for the nine months ended September 30, 2007 consisted of the acquisition of $20,434 of property and equipment used in operations for Zowy.

Cash flows used in financing activities for the nine months ended September 30, 2007 was $10,632 due to the repayment of notes payable offset by a new capital lease.

The Company had a net increase in cash of $11,025 for the nine months ended September 30, 2007 compared to $135,158 for the nine months ended September 30, 2006.

By adjusting its operations and development to the level of capitalization, management believes it has sufficient capital resources to meet projected cash flow needs through the next twelve months. However, if thereafter, the pricing of commodities and other raw materials increase dramatically, sales grow rapidly, and we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, liquidity and financial condition. Specifically, OTG expects a rapid growth of sales directly related to the launch of the Frostmourne® sword resale. This particular product requires steel which, as a commodity, adjusts in price. The company’s ability to generate greater profits may be limited if the price of steel continues to rise.

The effect of inflation on the Company's revenue and operating results was not significant. The Company's operations are located in North America and there are no seasonal aspects that would have a material effect on the Company's financial condition or results of operations.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements; we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:

•	Revenue Recognition
•	Inventories
•	Allowance for doubtful accounts

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the price to the customer is fixed, collectibility is reasonably assured and title and risk of ownership is passed to the customer, which is usually upon delivery.  However, in limited circumstances, certain customers traditionally have requested to take title and risk of ownership prior to shipment.  Revenue for these transactions is recognized only when:

(1)	Title and risk of ownership have passed to the customer;

(2)	The Company has obtained a written fixed purchase commitment;
(3)	The customer has provided a delivery schedule;
(4)	All performance obligations related to the sale have been completed;
(5)	The modular unit has been processed to the customer’s specifications, accepted by the customer and made ready for shipment; and
(6)	The modular unit is segregated and is not available to fill other orders.

In the event that the Company’s arrangements with its customers include more than one product or service, the Company determines whether the individual revenue elements can be recognized separately in accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple  Deliverables , EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

Product Warranty Reserve

Currently, there are no warranties provided with the purchase of the Company’s products. The cost of replacing defective products and product returns have been immaterial and within management’s expectations. In the future, when the company deems warranty reserves are appropriate that such costs will be accrued to reflect anticipated warranty costs.

Inventories

We value our inventories, which consists of finished goods, at the lower of cost or market. Cost is determined on the first-in, first-out method (FIFO) and includes the cost of merchandise and freight. A periodic review of inventory quantities on hand is performed in order to determine if inventory is properly positioned at the lower of cost or market. Factors related to current inventories such as future consumer demand and trends in the Company's core business, current aging, current and anticipated wholesale discounts, and class or type of inventory is analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required. Any significant unanticipated changes in the factors noted above could have a significant impact on the value of our inventories and our reported operating results.

Allowance for Uncollectible Accounts

We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received. Our reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but are not limited to, current economic trends, historical payment and bad debt write-off experience. We are not able to predict changes in the financial condition of our customers and if circumstances related to our customers deteriorate, our estimates of the recoverability of our receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provided more allowances than are ultimately required, we may reverse a portion of such provisions in future periods based on our actual collection experience. As of June 30, 2007, we determined that there was no need for an additional reserve.

Properties

The Company’s principal executive offices are located at 2910 Bush Drive, Melbourne, Florida, consisting of 5,200 square feet. This leased office space is used by the Company’s executive management team as well as the administrative staff. It has a five year lease at $4,000 per month. The Company’s distribution facility for Zowy is located at 3815 North Cocoa Blvd, Suite 27, Cocoa, FL 32926. The company owns this property and currently has a mortgage in the amount of $1,700 per month. The facility is a 2,400 square foot office and warehouse. All other subsidiaries operate from the Melbourne executive office.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Item 3. Description of Properties. We maintain our principal executive offices at 2910 Bush Drive, Melbourne, Florida 32935.  Zowy Media, Incorporated has its offices at 3815 North Cocoa Blvd, Suite 27, Cocoa, FL 32926. We believe that our present facilities are adequate to meet our current needs.

The office in Cocoa, Florida has an adjustable rate mortgage at 1% over the current index. The note is due on September 2010 with a current monthly payment of $1,573.39. The remaining balance as of September 30, 2007 was $129,835. The mortgage is secured by the building and an unconditional and continuing guarantee by Titus Blair.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

There are currently 54 shareholders of the Company’s stock as the following table identifies the ownership of each officer, director, and significant shareholder owning beneficially 5% or more of the outstanding shares.

Name and Address of Beneficial Owner (1)(2)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT
Willis Kilpatrick, Director	20,000	0.07%
Jason Dieterle, General Manager, Davinci’s Computer Corp & Organa Consulting Group, Inc.	2,010,000	6.96%
GAMI, LLC	4,000,000	13.86%
Avante Holding Group, Inc	20,000,000	69.28%
All officers and directors as a group (2 persons)	2,030,000	7.03%

(1)	Unless otherwise noted, the address of each person or entity listed is c/o Organa Technologies Group, Inc., 2910 Bush Drive, Melbourne, Florida, 32935.
(2)
GAMI, LLC is owned by Michael and Ioanna Hawkins Revocable Living Trust. 93% of Avante Holding Group, Inc., is owned by GAMI, LLC. The natural person to vote and dispose of assets of GAMI, LLC is Michael W. Hawkins.

(3)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are currently exercisable or exercisable within 60 days of November 26, 2007, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(4)	The stock allocation takes into consideration the Board of Directors and Shareholder approval for the four-to-one forward split as approved on November 1, 2007.

Item 5. Directors and Executive Officers.

Our business and affairs are managed under the direction of our Board of Directors. The Board of Directors currently consists of five members, two of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers, who will serve at the discretion of the Board of Directors.

Board of Directors and Executive Officers

Under our charter, our directors are divided into two classes. Each class of directors holds office for a two-year term. However, the initial members of the two classes have initial terms of one year. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the last month of the year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

Information regarding the Board of Directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Gina L. Bennett	39	Chief Executive Officer and Chairman of the Board of Directors	2006	2008
Bruce Harmon	49	Interim Chief Financial Officer, Treasurer and Director	2006	2008
Dean Droumbalas	32	Director	2007	2009
Willis Kilpatrick	46	Director	2007	2009
Steves Rodriguez	36	Director	2007	2009

The address for each director is c/o Organa Technologies Group, Inc. 2910 Bush Drive, Melbourne, Florida 32935

Executive Officers Of Subsidiaries Who Are Not Directors

Information regarding our executive officers of subsidiaries who are not directors is as follows:

Name	Age	Position
Titus Blair	38	Vice President of Marketing, Zowy Media, Incorporated
Timothy Benoit	33	Chief Technology Officer, Hurricane Host, Inc.
Jason Dieterle	35	General Manager, Davinci’s Computers Corp./Organa Consulting Group, Inc.

The address for each executive officer is c/o Organa Technologies Group, Inc., 2910 Bush Drive, Melbourne, Florida 32935

Biographical Information

Directors

Gina L. Bennett, Chairman and Chief Executive Officer (CEO). Ms. Bennett provided governance and oversight during the past two years (August 2005) through Avante Holding Group, Inc., a management firm. Ms. Bennett assumed the role of Chief Executive Officer in May 2006. Ms. Bennett has been a member of the Board of Directors since October 2005. She was elected as Chairman of the Board in May 2006. Prior to working with Avante Holding Group, Inc., she was the Chief Compliance Officer for Legacy for Life (September 2003 to August 2005) where she managed all regulatory requirements with the FDA, FCC, FTC and international operations including market entry, product design, and distribution throughout Asia and Mexico. From March 2002 to September 2003, Ms. Bennett assisted Rotech Healthcare, Inc. f/k/a Rotech Medical Corporation (provider and distributor of durable medical equipment), with its restructuring and emergence from its bankruptcy, as well as its entrance into the public marketplace. Ms. Bennett is also a Director for Accelerated Building Concepts Corporation (ABCC.OB). Ms. Bennett has a B.S. degree in Legal Studies from Nova Southeastern University. Ms. Bennett has served on the Space Coast Red Cross Board of Directors from 2004 to 2006. She is also an active member of the Haven House and March of Dimes.

Bruce Harmon, Director and Interim Chief Financial Officer (CFO). Mr. Harmon has for the past five years acted as Chief Financial Officer for SinoFresh HealthCare, Inc. (SFSH.OB, a pharmaceutical company) from September 2002 to September 2003 prior to completion of a reverse merger with a publicly-traded entity, Alternative Construction Technologies, Inc. (ACCY.OB, a manufacturer of construction products) from October 2004 to December 20, 2007, Accelerated Building Concepts Corporation (ABCC.OB, a manufacturer of modular concrete buildings) from January 2006 to date, and Organa Technologies Group, Inc. (OGTG.PK) from July 2006 to date. He is also a Director and Audit Chairman of ABCC.OB. Mr. Harmon has served as CFO for the above companies. He holds a B.S. degree in Accounting from Missouri State University.

Dean Droumbalas has been a senior level executive of Countrywide Home Loans (a mortgage company) since 2002. He holds the position of regional vice president in the central Florida area and currently manages a staff of over 170 employees. He has experience in finance management, sales and technology. He is a graduate of Worcester Polytechnic Institute of Worcester, Massachusetts with a Bachelor of Science degree in electrical and computer engineering.

Willis Kilpatrick is currently the managing member of South Residential Enterprises, LLC (a residential developer), a Delaware Limited Liability Company where he has, for the past five years, overseen residential development projects in Mississippi. He is a licensed Pharmacist working with the Indian Reservation hospitals in and around Philadelphia, Mississippi. He has served as a Consultant and Board Member for several publicly-traded and privately-held companies. He is a graduate from the University of Mississippi.

Steves Rodriguez is currently a Partner with London & Co., LLP, Certified Public Accountants, where he has been employed for the past fifteen years. His clients have included many of the largest commercial production companies in Beverly Hills and in show business, restaurants, distributors, manufacturers, retail companies and celebrities including: musical artists, television actors, and directors. Services provided by his firm include business management, consultancy, taxes, mergers and acquisition, corporate structuring, tax planning and more. His offices are located in Santa Monica, CA and a satellite office in New York, NY.

Executive Officers of the Subsidiaries

Titus Blair, since 2002, has served in various positions, currently as Vice President of Marketing and founder of Zowy Media, Incorporated as well as Epic Weapons LLC, SwordsOnline.com and WeaponMasters.com. Prior to the acquisition of Zowy by OTG, Mr. Blair served as President of Zowy. Mr. Blair was retained as an integral part of Zowy due to his relationships with Maxim, Stuff, Guns & Ammo, G4 Television, CFQ and Rolling Stone magazines and his complementary consulting with various companies including Hollywood.com and Sealed Media. His expertise is critical for the goals of Zowy which have been validated and featured on Startup Nation's (www.startupnation.com) national radio show assisting entrepreneurs with Internet and marketing ideas. He has been featured on the cover of USA Today business section for his development and fielding of the website Christmastreesonline.com. He is also the developer of a computer coloring book for children which sold on QVC. He holds a Bachelor of Science in Business Administration from Pepperdine University.

Timothy Benoit is the General Manager and Chief Technology Officer for Hurricane Host, Inc. Tim has been a UNIX Administrator for the past five years in Dallas, Texas. He has designed, configured, and provided support services for data centers owned by companies running UNIX clusters.

Jason Dieterle is the General Manager, founder of Davinci’s Computer Corp., and co-founder of Organa Consulting, Inc. He has managed Davinci’s Computer Corp. since its inception. He provides hardware and software solutions, server installation and maintenance, personal PC oversight, maintenance, and hardware and system repair services.

Committees of the Board of Directors

Audit Committee

Steves Rodriguez, CPA, serves as chairman of the audit committee. Additionally, Dean Droumbalas, and Frederic Stanley, Jr., Esquire, serve as independent audit committee members. The audit committee is responsible for overseeing all of our financial and legal and regulatory compliance functions, including matters relating to the appointment and activities of our auditors, audit plans and procedures, various accounting and financial reporting issues and changes in accounting policies, and reviewing the results and scope of the audit and other services provided by our independent public accountants. The audit committee is also responsible for aiding our Board of Directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. When appropriate, the Board of Directors and audit committee will utilize the services of an independent valuation firm to help them determine the fair value of these securities.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee members are Michael W. Hawkins and Dean Droumbalas. The nominating and corporate governance committee is responsible for identifying, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on our board of directors or a committee of the board, developing and recommending to the board of directors a set of corporate governance principles and overseeing the evaluation of the board of directors and our management. Michael W. Hawkins serves as the chairman of the nominating and corporate governance committee.

The nominating and corporate governance committee considers nominees properly recommended by our stockholders. The nominating and corporate governance committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with the Company’s governing documents and any applicable law, rule or regulation regarding director nominations. When submitting a nomination to the Company for consideration, a stockholder must provide certain information that would be required under applicable Commission rules, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and private companies; number of shares of Company common stock owned, if any; and, a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders.

Compensation Committee

The compensation committee members are Michael W. Hawkins, Willis Kilpatrick, and Steve Rodriguez. Mr. Hawkins serves as chairman of the compensation committee. The compensation committee reviews and recommends to the full board for approval the compensation paid by us of our officers.

Item 6. Executive Compensation.

The following table shows information regarding the compensation received by the Directors and Officers for the fiscal year ended December 31.

Executive Officers Compensation Table

SUMMARY COMPENSATION TABLE

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c )	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Securities Under- lying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Christian Rishel, CEO	2005			61,868
	2006			226,671
Gina L. Bennett, Chairman and CEO	2006
	2007			12,000
Bruce Harmon, Interim CFO	2006
	2007			12,000
Jayson Benoit, COO	2005			31,654
	2006			92,630
Titus Blair, VP Marketing	2006			7,617
	2007			55,000
Timothy Benoit, CTO	2005			19,186
	2006			76,676
	2007			75,000
Jason Dieterle, General Manager	2006			55,000
	2007			75,000

Directors Compensation Table

Name of Person, Position	Aggregate Compensation from OTG(2)	Pension or Retirement Benefits Accrued as Part of Our Expenses (1)	Estimated Annual Benefits Upon Retirement	Total Compensation from OTG Direct Paid to Directors and Officers (2)
Directors
Gina L. Bennett	$12,000	None	None	$12,000
Bruce Harmon	$12,000	None	None	$12,000
Willis Kilpatrick	$4,000	None	None	$4,000
Steves Rodriguez	$4,000	None	None	$4,000
Dean Droumbalas	$4,000	None	None	$4,000

(1)	We do not have a profit sharing or retirement plan, and directors do not receive any pension or retirement benefits.

The independent directors receive an annual fee of $4,000. They also receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended, including each telephonic committee or board meeting attended. In addition, the Chairman of the Audit Committee receives an annual fee of $1,000 and each chairman of any other committee receives an annual fee of $1,000 for their additional services in these capacities. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers. Upon the effective registration of the Company, the Independent Directors have the option to receive up to half of the annual compensation in shares of our common stock; the other half is paid in shares of our common stock. At any time that the market price of our common stock is less than the net asset value per share, the amounts paid to directors will be in cash. To this date no director has received stock as compensation for their services.

Item 7. Certain Relationships and Related Transactions .

Consulting Services Agreement

Management Services

Pursuant to the terms of a Consultant Services with Avante, our Chief Executive Officer, subject to the overall supervision of our Board of Directors, serves as our Administrative Consultant and manages the day-to-day financial accounting and compliance-related operations of, and provides all administrative management services to the Company. Under the terms of the Consultant Services Agreement, the Consultant provides:

•	Financial Oversight and Administration

•	Executive Oversight

•	Investor Relations and Awareness

Expenses

The compensation of all Consultant professionals and other employees of the Administrative Consultant, when and to the extent engaged in providing business advisory and management services under the business management agreement, as well as the routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Administrative Consultant and not by the Company. The Company will bear all other costs and expenses of its operations and transactions, including, without limitation, those relating to:

(a) general expenses of the Company: organization and offering expenses; fees and expenses of the independent directors, including, without limitation, the fees and expenses of any counsel, employees, experts or advisors thereof; fees and expenses of the Board of Director’s Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee and other committees of the Fund (if any), including, without limitation, the fees and expenses of any counsel, employees, experts or advisors thereof; the Company’s fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; expenses in connection with calculating the Company’s net asset value (including, without limitation, the cost and expenses of any independent valuation firm); transfer agent and custodial fees; federal, state and local taxes; independent auditors and outside legal costs;

(b) expenses related to the Company’s business: expenses incurred by the Administrative Consultant payable to third parties, including, without limitation, agents, consultants or other advisors, in monitoring financial and legal affairs for the Fund and in monitoring the Company’s business and performing due diligence on its prospective portfolio companies; interest payable on, and fees associated with, debt, if any, incurred to finance the Company’s business; business advisory and management fees payable to the Administrative Consultant; transaction costs and other expenses of Company business, including, without limitation, broker-dealer commissions, costs of any trading firms as described in the business management agreement and costs of any hedging activities on behalf of the Company; and fees, including, without limitation, indemnification payments permissible under applicable law, payable to third parties, including, without limitation, agents, consultants, finders, business bankers or other advisors, relating to, or associated with, evaluating and making business; and

(c) expenses related to the administrative services provided to the Company: amounts payable under the Consultant Services Agreement.

Duration and Termination

The Consultant Services Agreement with Avante was renegotiated and entered into on October 31, 2006. Prior to October 31, 2006 the Company had a Consultant Service Agreement with Avante, that was terminated as part of the settlement and issuance of shares in October 2006. The current Agreement will remain in effect for three years initially, and thereafter will automatically extend for one additional three year period, provided that such continuance is specifically approved at least 90 days in advance by (a) the vote of the Company’s Board of Directors, or by the vote of a majority of the outstanding voting securities of the Company and (b) the vote of a majority of the Company’s directors who are not parties to the agreement or interested persons of any such party. The agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the Administrative Consultant. The agreement will automatically terminate in the event of its assignment. The Company believes that the terms and conditions of our Consultant Services Agreement are comparable and consistent within the industry and would be consistent with an unaffiliated party.

Consultant Services

Pursuant to the terms of a Consultant Services Agreement, the Consultant will, subject to the overall supervision of our Board of Directors, act as Consultant of the Company, and will furnish, or arrange for others to furnish, the administrative services, personnel and facilities necessary for the operation of the Company as set out in the agreement. Under the agreement, the Consultant will provide the Company with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities and such other services as the Consultant, subject to review by the Board of Directors, will from time to time determine to be necessary or useful to perform its obligations under the agreement. The Consultant will also, on behalf of the Company, conduct relations with custodians, depositories, transfer agents, , accountants, attorneys, underwriters, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. The Consultant will make reports to the directors of its performance of obligations under the agreement and furnish advice and recommendations with respect to such other aspects of the business and affairs of the Company as it determines to be desirable; provided that nothing in the agreement will be construed to require the Consultant to, and the Consultant will not in its capacity as Consultant, provide any advice or recommendation relating to the securities and other assets that the Company should purchase, retain or sell or any other business advisory services to the Company.

The Consultant will be responsible for the financial and other records that the Company is required to maintain and will prepare reports to stockholders, and reports and other materials filed with the SEC or state securities commissions or other regulatory bodies, to the extent required. The Consultant will, on the Company’s behalf, offer to provide and, upon receipt by the Consultant or the Company of an acceptance of such offer, will provide, significant managerial assistance to those portfolio companies to which the Company is required to provide such assistance. In addition, the Consultant will assist the Company in determining and publishing the Company’s net asset value (and, in connection therewith, overseeing the performance where applicable of third party valuation experts), overseeing the preparation and filing of the Company’s tax returns, and the printing and dissemination of reports to stockholders of the Company, and generally overseeing the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others.

In full consideration of the provision of the services of the Consultant, the Company shall reimburse the Consultant for the costs and expenses incurred by the Consultant in performing its obligations and providing personnel and facilities under the Consultant Services Agreement.

Certain costs and expenses are required by the Consultant Services Agreement to be borne by the Company. In addition, in full consideration of the provision of the services of the Consultant under the Consultant Services Agreement, the Company shall reimburse the Consultant for the costs and expenses incurred by the Consultant in performing its obligations and providing services and facilities under the Consultant Services Agreement. Such costs and expenses include, but are not limited to: costs of preparing and filing reports or other documents required by the SEC or any other applicable regulatory agency; costs of any reports, proxy statements or other notices to stockholders, including, without limitation, printing costs; direct costs and expenses of administrative services, including, without limitation, secretarial and other staff, printing, mailing, long distance telephone, copying; the Company’s allocable portion of the Consultant’s overhead in performing its obligations under the Consultant Services Agreement, including, without limitation, rent and the allocable portion of the cost, if any, of the Company’s chief compliance officer, chief financial officer, controller/treasurer general counsel and their respective staffs; and all other expenses incurred by the Company or the Consultant in connection with administering the Company’s business, including, without limitation, federal and state registration fees; offerings of the Company’s common stock and other securities and all costs of registration and listing the Company’s shares on any securities exchange.

Indemnification

The Consultant Services Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of the Consultant’s duties or by reason of the reckless disregard of the Consultant’s duties and obligations, the Consultant (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Consultant, including, without limitation, its general partner and the Administrative Consultant), are entitled to indemnification from the Company for any damages, loss, liabilities, costs and expenses (including, without limitation, judgments, fines, reasonable attorneys’ fees and expenses, and amounts reasonably paid or to be paid in settlement) incurred by such persons in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including, without limitation, an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Consultant’s duties or obligations under the Consultant Services Agreement or otherwise as an Administrative Consultant of the Company. The Company shall, upon the request of a party entitled to indemnification under the Consultant Services Agreement and to the extent legally permissible, advance amounts in connection with its indemnification obligation; provided, however, that if it is later determined that such party was not entitled to be indemnified, then such party shall promptly reimburse the Company for all advanced amounts.

Item 8. Legal Proceedings .

On July 19, 2006, the Company filed a lawsuit against New Millenium Entrepreneurs, Inc., and Phoenixsurf.com, LLC, and various other individuals and parties claiming libel, slander, and conspiracy to injure business. The claim relates to consulting services provided by Organa Consulting Group, Inc., a wholly owned subsidiary of Organa Technologies Group, Inc., to PhoenixSurf.com, a so-called "websurfing" business which ceased operations in July 2006. The Company also has asked for injunctive relief, compensatory and punitive damages in excess of $1,000,000. The law suit was filed in the Circuit Court of the Eighteenth Judicial Circuit In and For Brevard County, Florida. On September 19, 2007 the Company released the individual defendants and filed for a default judgment against New Millenium Entrepreneurs, LLC and Phoenixsurf.com, LLC which was granted on August 10, 2007. A hearing date to determine the amount of damage award is expected to be set by the court shortly.

On October 2, 2006, the Company was named in a lawsuit captioned New Millennium Entrepreneurs, LLC and Phoenixsurf.com, LLC v. Michael W. Hawkins, et. al. U.S. District Court, Middle District of Georgia, 3: 06-CV-84 (CDC). The lawsuit alleges violations of the Georgia Securities Act, Georgia Fair Business Practices Act, Federal Securities laws and certain other unspecified laws in connection with the investment by Plaintiffs of $150,000 in Organa Technologies Group and seeks rescission of this investment. In addition, the lawsuit alleges contractual disputes and misappropriations of funds by Organa Consulting Group. The Company has responded to the complaint, has entered into third party claims against the individual owners of New Millenium Entrepreneurs, LLC and other interested parties. The Company believes it has meritorious defenses to the claims made and intends to vigorously defend the lawsuit. On July 24, 2007, the Securities and Exchange Commission filed charges in the United States District Court for the Central District of California in Los Angeles, California against New Millenium Entrepreneurs, LLC, Phoenixsurf.com, LLC, and two of its officers and managing members. On August 10, 2007, a Final Judgment and Permanent Injunction were extered against these parties, with damages to be assessed at a future date.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters .

(a) Market information. The Company’s common stock is quoted and traded on the Pink Sheets under the ticker symbol OGTG .PK and is thinly traded. The latest price on December 31, 2007 was $0.70 per share. The Company has paid no dividends. The following chart demonstrates the high and low stock sales during the respective quarters:

	2005
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Annual

High	$4.50	$3.25	$1.00	$0.70	$4.50
Low	$1.50	$0.50	$0.70	$0.0001	$0.0001

	2006
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Annual

High	$0.95	$1.00	$0.375	$0.10	$1.00
Low	$0.01	$0.10	$0.10	$0.10	$0.01

	2007
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Annual

High	$0.10	$1.00	$0.30	$1.32	$1.32
Low	$0.10	$0.01	$0.01	$0.20	$0.01

(b) Dividend Distributions. We do not intend to distribute dividends to stockholders in the foreseeable future.

(c) Securities authorized for issuance under equity compensation plans. Not applicable.

Penny Stock

Our common stock is considered "penny stock" under the rules the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that:

•	contains a description of the nature and level of risks In the market for penny stocks in both public offerings and secondary trading;

•
contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer     with respect to a violation to such duties or other requirements of Securities' laws; contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

•	contains a toll-free telephone number for inquiries on disciplinary actions;

•	defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and

•	contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with:
•	bid and offer quotations for the penny stock;

•	the compensation of the broker-dealer and its salesperson in the transaction;

•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the marker for such stock; and

•	monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules that require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock.

Item 10. Recent Sales of Unregistered Securities .

The Company was formed under the laws of the State of Delaware in December of 2002 under the name Integrity Messenger Corporation (“IMC”). In April 2006, the Board approved a name change to Organa Technologies Group, Inc. (“OTG” or the “Company”).

On January 1, 2004, the Company acquired all of the assets of IMC-FL in exchange for 60,000,000 shares of its common stock. At the time of acquisition, IMC-FL had outstanding 3,000,000 Series A preferred shares at a par value of $.0001, 104,800 Series B preferred shares at a par value of $.0001 and 6,000,000 common shares at a par value of $.0001. At the time of the acquisition, the 3,000,000 Series A preferred shares were converted to 30,000,000 common shares of the Company’s common stock. These shares had originally been issued for the value of the proprietary software valued at acquisition at $1,500,000. The Series B preferred shares were converted back to debt in the original amount of $104,800. These shares represented an investment of $104,800 in IMC-FL . An additional 30,000,000 common shares of the Company’s common stock with a par value of $.0001 were issued to the common shareholders of IMC-FL.

In January and February 2004, the Company completed a private placement of 11,500,000 shares of its common stock under Regulation D, Section 504.

On April 1, 2004, the Company acquired 100% of the membership units of Hurricane Host, LLC (“HH-LLC”) for $50,000. HH-LLC, a Texas limited liability company, was originally formed in 2003. HH-LLC merged with Hurricane Host, Inc. (“HH-FL”, referred to as “HH” post merger), a Florida corporation on May 23, 2005.

The Company learned in the fall of 2006 that in April 2004, 250,000 shares of common stock were issued in error by the Company’s then Transfer Agent to a shareholder who had claimed to have lost its stock certificate, but had in fact sold the shares. After an internal investigation and reconciliation, the Company identified this error and reconciled the lost shares. The Company’s board of directors determined that the cost associated with further action against the shareholder and the transfer agent was greater than adjusting the books and records to accept the erroneous shares. The Company dismissed its transfer agent after the improper issuance was discovered.

On October 5, 2005, the Company amended its Articles of Incorporation to 900,000,000 common shares and 50,000,000 blank check preferred shares authorized.

On October 5, 2005, the Company entered into a Settlement Agreement with Avante whereby all debt owed to Avante, of approximately $400,000, was converted into 400,000,000 common shares of IMC with a market value of $.0001 at the time of the conversion. The valuation of $40,000 was substantially lower than the obligation to Avante. This transaction was not an arms length transaction as the directors of OTG are also officers and minority shareholders of Avante. This transaction was completed as needed to facilitate the Company’s plans for future transactions that would increase the Company’s revenue and profits.

On October 25, 2005, the Company acquired 80% of Organa Consulting Group, Inc. (“OCG”), a Florida corporation, for $800. The minority interest of 20% in OCG is owned by Avante. As no tangible assets or liabilities were acquired, the full value was booked to common stock.

On April 11, 2006, the Company’s shareholders authorized an amendment to its Certificate of Incorporation to effect a 1:100 reverse stock split. All share and per share amounts have been adjusted for this reverse stock split. An additional 66 shares were issued as part of the roundup of fractional shares.

On April 20, 2006, Gateway Internet Services Corporation (“Gateway”), a Florida corporation, was formed as a wholly-owned subsidiary of the Company.

On September 10, 2007, the Company identified that during the conversion from IMC to OTG, 5,000 shares were erroneously issued and have been subsequently cancelled.

On July 1, 2006, the Company acquired Davinci’s Computer Corp. (“DCC”) a Florida corporation for 500,000 shares of the Company’s common stock valued at $.10 per share at the time of the transaction.

On October 1, 2006, the Company acquired 80% of Zowy Media, Incorporated (“Zowy”), a Florida Corporation, in exchange for 2,000,000 shares of its common stock. The minority interest of Zowy is owned by Titus Blair.

On November 1, 2007, the Board of Directors and majority shareholders authorized a 4:1 forward stock split.

On November 1, 2007, the Company engaged Dinosaur to act as Placement Agent to assist in raising up to $5,000,000 under a Confidential Private Placement Memorandum (PPM) for Epic. As part of the PPM the Company has authorized 5,000,000 shares of Series A Preferred Stock of OTG. Under the PPM each at a unit cost of $10,000 is entitled to receive 5,000 shares of Series A Preferred Stock and a 0.04% royalty for each Frostmourne® Sword sold during its lifetime. As an aggregate, Epic will pay up to 20% royalties to the Series A Preferred Shareholders.

Each of the stock issuances described above, with the exception of the 504 offering, was effected in private transaction exempt from registration under the Securities Act of 1933, as amended, Section 4(2). No commissions were paid to anyone in connection with these transactions and no solicitation was made by the Company in connection therewith. All entities or persons receiving shares were believed to be “accredited” investors as that term is defined under Regulation D. The persons receiving of the stock under the Rule 504 offering are currently being investigated by the SEC, NASD, and U.S. Postal Services with four associated individuals pleading guilty to an illegal “pump and dump” scheme. Management has cooperated fully wth the authorities involved in this ongoing investigation. Current management believes the initial Rule 504 offering was placed through Rim Rock, LLC and Cold Springs, LLC. The offering is believed to have been made in full compliance with the Rule.

Item 11. Description of Registrant’s Securities to be Registered .

The following description is based on relevant portions of the Delaware General Corporation Law and on our Certificate of Incorporation and Bylaws. This summary is not necessarily complete, and we refer you to the Delaware General Corporation Law and our Certificate of Incorporation and Bylaws for a more detailed description of the provisions summarized below.

As a Delaware corporation, we are governed by the provisions of our Certificate of Incorporation dated as of 2002, as amended, our Bylaws and the Delaware General Corporation Law. The Company amended its Articles of Incorporation in October 2007 and is authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, 5,000,000 shares of Series A Preferred Stock, par value $0.0001, and 45,000,000 shares of blank check preferred stock, par value $0.0001. The Company is currently listed on the Gray Sheets, trading under the symbol OGTG.PK, and is thinly traded and is considered a penny-stock, and we can offer no assurances that a market for our shares will develop in the future.

The Company adopted a 2007 Stock Option Plan in November 2007. However, there are no outstanding options or warrants to purchase our common stock. No shares of common stock have been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders will not be personally liable for our debts or obligations solely based on their ownership of our common stock.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power.

Preferred Stock

Our Certificate of Incorporation authorizes our Board of Directors to, subject to any limitations prescribed by law, provide for the issuance of shares of preferred stock in series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof; provided, that any of the foregoing provisions must be consistent with the requirements of the 1940 Act to the extent applicable thereto. Thus, the Board of Directors could authorize, without stockholder approval, the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Although it may do so in the future, the Company has no current intention to issue preferred stock.

Anti-Takeover Measures

Delaware law and our Certificate of Incorporation and Bylaws provide that:

•	our Board of Directors is divided into two classes, as nearly equal in size as possible, with staggered two-year terms;

•
directors may be removed only for cause by the affirmative vote of at least a majority of the voting power of all of the then-outstanding shares of capital stock of the Company then-entitled to vote at an election of directors, voting together as a single class; and

•
any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may be filled by the affirmative vote of the holders of a majority of the shares of our capital stock entitled to vote.

The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us.

Our Certificate of Incorporation and Bylaws also provide that:

•
subject to any rights granted in the future to holders of any series of preferred stock, any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may be taken by written action in lieu of a meeting; and

•	special meetings of the stockholders may only be called by the Chairman of our Board of Directors or by a majority of our Board of Directors.

Our Certificate of Incorporation also authorizes the issuance of 45,000,000 shares of preferred stock, which our Board of Directors may issue without stockholder approval. See “—Preferred Stock.” Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

For the purposes of calculating “a majority of the outstanding voting securities” under our Certificate of Incorporation, each class and series of our shares will vote together as a single class, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

Item 12. Indemnification of Directors and Officers .

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the 1933 Act. The Bylaws of the Company provide that the Company will indemnify its directors and officers to the fullest extent authorized or permitted by law and such right to indemnification will continue as to a person who has ceased to be a director or officer of the Company and will inure to the benefit of his or her heirs, executors and Consultants; provided, however, that, except for proceedings to enforce rights to indemnification, the Company will not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred will include the right to be paid by the Company the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition.

The Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company similar to those conferred to directors and officers of the Company. The rights to indemnification and to the advancement of expenses are subject to the requirements of the 1940 Act to the extent applicable.

Furthermore, the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Item 13. Financial Statements and Supplementary Data.

The Company’s audited financial statements for the years ended December 31, 2006 and 2005, appearing on pages F-1 through F-21 hereof, are incorporated herein by reference.

The Company’s unaudited financial statements for the nine months ended September 30, 2007, appearing on pages F-22 through F-36 hereof, are incorporated herein by reference.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure .

None

Item 15. Financial Statements and Exhibits .

(a) List of financial statements filed.

Our financial statements appear at the end of this Registration Statement. Please see the table of contents to the financial statements on page F-1 (for the years ended December 31, 2006 and 2005) and on page F-22 (for the nine months ended September 30, 2007).

(b) Exhibits.

See the Exhibit Index following the signature page of this Registration Statement, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANA TECHNOLOGIES GROUP, INC.

By:	/s/ Gina L. Bennett
Name:	Gina L. Bennett
Title:	Chief Executive Officer

Date: January __, 2008

Exhibit Index

Exhibit No.	Description

3.1	Certificate of Incorporation of the Company.*

3.2	Amended Certificate of Incorporation of the Company on January 14, 2004.*

3.3	Amended Certificate of Incorporation of the Company on June 3, 2005.*

3.4	Amended Certificate of Incorporation of the Company on October 5, 2005.*

3.5	Amended Certificate of Incorporation of the Company on April 6, 2006.*

3.6	Amended Certificate of Incorporation of the Company on April 12, 2006.*

3.7	By-laws of the Company.*

3.8	Amended Certificate of Incorporation on October 17, 2007.

10.1	Administrative Consultant Agreement*

10.2	Settlement Agreement with Avante Holding Group, Inc.*

10.3	Rental Agreement with GAMI, LLC*

10.4	Form of Agreement for Licensee With Epic Weapons

10.5	Convertible Promissory Note with Phoenixsurf.com (New Millennium Entrepreneurs, LLC)

21	List of Subsidiaries.*

  ORGANA TECHNOLOGIES GROUP, INC.

For the Years Ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Organa Technologies Group, Inc. and Subsidiaries Melbourne, FL

We have audited the accompanying consolidated balance sheet of Organa Technologies Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. an audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Organa Technologies Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Liebman Goldberg & Drogin, LLP

Liebman Goldberg & Drogin, LLP
Garden City, New York
September 21, 2007

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Balance Sheet
December 31,

	2006	2005
ASSETS
Current Assets
Cash	$19,203	$10,838
Due from Related Party	311,079	-
Inventory	19,000	-

Total Current Assets	349,282	10,838
Property, Plant and Equipment, Net	223,046	-

Goodwill	191,752	-
Other Assets	49,600	-
Total Assets	$813,679	$10,838

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Notes Payable, Current Portion	$229,175	$299,716
Accounts Payable and Accrued Expenses	79,998	390

Total Current Liabilities	309,173	300,106

Long-Term Liabilities
Notes Payable	154,949	-
Total Long-Term Liabilities	154,949	-

Total Liabilities	464,122	300,106

Minority Interest	141,483	(7)

Stockholders' Equity
Common Stock	80,200	55,200
9,000,000 and 900,000,000 shares authorized, respectively, at par values of $.01 and $.0001, respectively, 7,217,566 and 471,750,000 shares issued and outstanding, respectively
Additional Paid-in Capital	1,640,300	1,455,300
Accumulated Deficit	(1,512,426)	(1,799,761)
Total Stockholders' Equity (Deficit)	208,074	(289,261)
Total Liabilities and Stockholders' Equity	$813,679	$10,838

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Operations and Deficit
For the Year Ended December 31,

	2006	2005

Sales	$1,483,816	$158,377

Cost of Sales	450,867	124,744

Gross Profit	1,032,949	33,633

Operating Expenses	636,197	159,652

Income (Loss) From Operations	396,752	(126,019)

Other Income / (Expense)	(7,927)	(555)

Income (Loss) Before Minority Interest	388,825	(126,575)

Minority Interest in Subsidiaries	101,490	(7)

Income (Loss) Before Taxes	287,335	(126,568)

Provision for Income Taxes	-	-

Net Income (Loss)	$287,335	$(126,568)

Net Income (Loss) Per Share:

Basic and diluted based upon 5,514,808 weighted average shares outstanding	$0.05
Basic and diluted based upon 1,681,884 weighted average shares outstanding		$(0.08)

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity

Balance at January 1, 2005	$15,200	$1,095,300	$(1,673,193)	$(562,693)
Issuance of 400,000,000 shares of common stock to Avante Holding (a) Group, Inc.	40,000	360,000	-	400,000
Net (Loss)	-	-	(126,568)	(126,568)

Balance at December 31, 2005	$55,200	$1,455,300	$(1,799,761)	$(289,261)
Issuance of 500,000 shares of common stock for purchase of subsidiary	5,000	45,000		50,000
Issuance of 1,000,000 shares of common stock for purchase of subsidiary	10,000	70,000		80,000
Issuance of 1,000,000 shares of common stock for purchase of subsidiary	10,000	70,000		80,000
Net Income	-	-	287,335	287,335

Balance at December 31, 2006	$80,200	$1,640,300	$(1,512,426)	$208,074

(a)	In April 2006, the outstanding shares were reduced by a reverse split of 100:1.

See accompanying independent auditors report and notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Cash Flows
For the Year Ended December 31,

	2006	2005
Cash Flows From Operating Activities:
Net Income (Loss)	$287,335	$(126,568)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used In Operating Activities:
Depreciation and Amortization	12,095	-
Minority Interest	141,490	(7)
Issuance of Common Stock & Additional Paid-In Capital	210,000	400,000
Acquisition of Property and Equipment	(235,141)	-
Acquisition of Davinci's Computer Corp. - Goodwill	(55,571)	-
Acquisition of Zowy Media, Incorporated - Goodwill	(136,181)	-
(Increase) Decrease In:
Receivable from Related Parties	(311,079)	-
Inventory	(19,000)	-
Other Assets	(49,600)	-
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	79,608	-
Net Cash (Used In) Provided by Operating Activities	(76,044)	273,425

Cash Flows From Financing Activities:
Issuance of Notes Payable	166,692	122,619
Repayment of Notes Payable	(82,284)	(386,053)

Net Cash Provided By (Used in) Financing Activities	84,408	(263,434)
Net Increase in Cash	8,365	9,991
Cash at Beginning of Period	10,838	847
Cash at End of Period	$19,203	$10,838

Supplemental Disclosure of Cash Flow Information:
Interest Expense	$7,927	$555
Taxes Paid	$-	$-

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operation

Organa Technologies Group, Inc. (“OTG” or the “Company”), was formerly known as Integrity Messenger Corporation (“IMC”), a Delaware corporation formed in 2002. In October 2005, the Board approved a name change to Organa Technologies Group, Inc. (“OTG”). Reference to OTG will include the period prior to the name change when the Company was IMC.

The Company operated as a profit center, providing instant messaging services and on-line gaming Voice Over Internet Protocol (“VOIP”) through its independently developed proprietary software, licensed software, and appropriate computer servers. In addition, OTG operates an Internet based store for weapon replicas and collectibles, is a provider of hardware and software solutions and consulting services for Internet based businesses.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Hurricane Host, Inc. (“HH”), Davinci’s Computer Corp. (“DCC”), Gateway Internet Services Corporation (“GIS”) and Game2Gear, Inc. (“G2G”), and its majority-owned subsidiaries, Organa Consulting Group, Inc. (“OCG”), Zowy Media, Incorporated (“Zowy”) and its subsidiary, Epic Weapons, Inc. (“Epic”), have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions have been eliminated in consolidation. Intercompany transactions include the loans from the parent to its subsidiaries. Minority Interest, as applicable, has been reported.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant estimates are used for, but not limited to, receivable valuations, depreciable lives of fixed assets and internally developed software, valuation of goodwill and acquired intangibles, stock-based compensation, accruals and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company limits its exposure to credit loss by placing its collateral on its arrangements with customers. Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of customers to whom the Companies sell. The Company has not established an allowance for doubtful accounts as none is considered necessary, based upon factors such as the credit risk of specific customers, historical trends, other information and past bad debt history which has been immaterial and within the Company’s expectations. Although, the Company has been dependent on a limited member of suppliers related to its manufacturing, it does not believe that there would be an adverse effect if the current suppliers would limit deliveries. There are other suppliers to provide adequate supplies for the Company’s services and products.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Investments

The carrying amounts shown for the Company’s cash and cash equivalents, marketable securities, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, accrued employee benefits payable approximate their fair value due to the short-term maturities of these instruments. The fair value of the loans due to and from affiliates and shareholders are difficult to estimate due to their related party nature.

Inventories

Inventories are valued at the lower of cost or market, using the first-in, first-out method.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due for products sold. The accounts receivable are due under normal trade terms requiring payment within 30 days from the invoice date. Management reviews accounts receivable to determine if any receivables will potentially be uncollectible and any balances determined to be uncollectible are written off. Although no assurance can be given as to the collectibles of the accounts receivable, based on the information available, management believes all balances are collectible.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets ranging from three to thirty years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related lease.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Disposable Long-Lived Assets, the Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. No such impairment existed through December 31, 2006 or 2005.

Impairment of Goodwill

Goodwill is evaluated for potential impairment annually, generally during the fourth quarter, by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of the Company’s recorded goodwill.

Amortization of Intangible Assets

In July 2001, the FASB issued Statements of Financial Accounting Standards No. 142, (“Goodwill and other Intangible Assets”). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently, if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company intends to adopt this standard and, accordingly, those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives will not be amortized. Additionally, in accordance with SFAS No. 142, intangible assets will be evaluated periodically for impairment.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or disposal of Long-Lived assets”. The statement supersedes SFAS No. 121 and Accounting Principles Board Opinion No. 30 “Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The Statement retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of impairment.

Revenue Recognition

The Company derives revenue from consulting services through site developments and Internet procedures and protocols for web-based activities, Internet retail sales, and other technology related services and products. Revenue is recognized on our services and products in accordance with the provisions of Securities Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, (which superseded Staff Accounting Bulletin No. 101) Revenue Recognition in Financial Statements, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists (upon signing or receipt of an authorized purchase order from the customer); (2) delivery has occurred (upon performance of services in accordance with contract specifications); (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties (credit terms extending beyond twelve months or significantly longer than is customary are deemed not to be fixed and determinable); (4) collection is reasonably assured (there are no indicators of non-payment based upon history with the customer and/or upon completion of credit procedures). Billings made or payments received in advance of providing services are deferred until the period these services are provided.

Revenue from software licenses and related installation, training and consulting services is recognized in accordance with the American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, Software Revenue Recognition, as modified by SOP 98-4. License revenue is generally recognized up-front upon delivery of the licensed software, with arrangement consideration allocated to the license element using the residual method. This methodology is used when there is vendor-specific objective evidence (“VSOE”) of fair value for the remaining deliverables and when the remaining services to be provided do not involve the significant production, modification or customization of the licensed software. If VSOE of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. Revenue from post-contract customer support services is recognized separately on a straight-line basis over the term of the support period. VSOE for post-contract customer support services is based on customer renewal rates. Revenue from installation, training and consulting services is generally recognized separately as the services are performed. VSOE for installation, training and consulting services is based on the normal pricing practices for those services when regularly sold on a stand-alone basis. In order for the installation, training and consulting services to be accounted for separately, sufficient VSOE must exist to permit allocation to the various elements of the arrangement, the services must not be essential to the functionality of any other element of the transaction and the services must be described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services. For arrangements with services that are essential to the functionality of the software but do not involve the significant production, modification or customization of the licensed software, the license and related service revenue are recognized upon the latter of the delivery of the license and the completion of the services, with the residual method utilized for the remaining elements in the contract.

In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product, the Company accounts for cash consideration (such as sales incentives) that is given to customers or resellers as a reduction of revenue rather than as an operating expense unless the Company receives a benefit that can be identified and for which the fair value can be reasonably estimated.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has adopted Emerging Issues Task Force Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (EITF 01-9), which became effective for fiscal years beginning after December 15, 2001. We concluded that EITF 01-9 is applicable to the accounting for our cooperative agreements with certain customers, as the benefits received from consideration given to those customers are not sufficiently separable from the revenue derived. Accordingly, all such cooperative expenses are recorded as reductions to revenues.

Sales for OTG and its subsidiaries are recognized as the billed amount to the customers. Allowances for cash discounts and returns are recorded in the period in which the related sale is recognized.

Income Taxes

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154), which is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company's fiscal 2006. The Company is evaluating the effect that the adoption of SFAS No. 154 will have on its results of operations and financial position, but does not believe it will have a material impact.

In April 2005, the SEC announced that companies may implement SFAS 123R at the beginning of their next fiscal year. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107). SAB 107 provides the SEC staff's position regarding the application of SFAS 123R, which contains interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, and also provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, but it does not believe SAB 107 will have a material impact on its financial position, results of operations or cash flows.

Net Earnings (Loss) Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic net earnings (loss) per common share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Potentially dilutive securities are not considered in the calculation of net loss per common share, as their inclusions would be anti-dilutive.

In accordance with SAB No. 98, Earnings Per Share, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration in the periods presented.

Share and per-share data presented, reflects the reverse 1 for 100 share stock split effective April 11, 2006.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

	Year ended December 31,
	2006	2005
Numerator
Net Income (Loss)	$287,335	$(126,568)
Denominator
Basic and diluted
Weighted average common shares outstanding	5,514,808	1,681,884
Denominator in basic calculation	5,514,808	1,681,884

Basic and diluted net income (loss) per share	$0.05	$(0.08)

Segment Information

In accordance with the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company is required to report financial and descriptive information about its reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility.

Amount Allocated to Goodwill

In accordance with EITF No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination (EITF 95-8), the portion of additional consideration not affected by employment termination is recorded as additional purchase price, as the consideration is unrelated to continuing employment with the Company. Such portion is allocated to goodwill.

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED

Integrity Messenger Corporation

Integrity Messenger Corporation (“IMC-FL”), a Florida corporation, was formed in 2002. On January 1, 2004, OTG acquired 100% of the stock of IMC-FL in exchange for 60,000,000 shares of common stock. At the time of acquisition, IMC-FL had outstanding 3,000,000 Series A Preferred shares at a par value of $.0001, 104,800 Series B Preferred shares at a par value of $.0001 and 6,000,000 common shares at a par value of $.0001. At the time of the acquisition, the 3,000,000 Series A Preferred shares were converted to 30,000,000 common shares of OTG. These shares had originally been issued for the value of the proprietary software valued at acquisition at $1,500,000. The Series B Preferred shares were converted back to debt in the original amount of $104,800. These shares represented an investment of $104,800 in IMC-FL. An additional 30,000,000 common shares of OTG with a par value of $.0001 were issued to the common shareholders of IMC-FL. IMC-FL only had the proprietary software listed as an asset and had no liabilities. The software was not being utilized and was determined to be impaired and written off in 2004.

Hurricane Host, LLC

On April 1, 2004, OTG acquired 100% of the membership units of Hurricane Host, LLC (“HH”) for $50,000. HH, a Texas limited liability company, was originally formed in 2003. HH merged with Hurricane Host, Inc. (“HH-FL”), a Florida corporation.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Organa Consulting Group, Inc.

On October 25, 2005, OTG acquired 80% of Organa Consulting Group, Inc. (“OCG”), a Florida corporation, for $800. The minority interest of 20% in OCG is owned by AHG. As no tangible assets or liabilities were acquired the full value was booked to Common Stock.

Gateway Internet Services Corporation

On April 20, 2006, Gateway Internet Services Corporation (“GIS”), a Florida corporation, was formed as a subsidiary of the Company. GIS will work parallel with its customer, Render Payment Corporation (“RPC”). RPC is the payment processor whereas GIS has the technology to provide secure processing of payments from individuals through bank wires and ACH processing for select Internet clients. As of December 31, 2006, GIS was an inactive subsidiary.

Davinci’s Computer Corp.

On June 1, 2006, OTG acquired Davinci’s Computer Corp. (“DCC”) of Florida for 500,000 shares of the Company’s common stock valued at $.10 per share at the time of the transaction. DCC provides computer consulting services to select clients throughout the state of Florida.

In accordance with SFAS No. 141, “Business Combinations”, the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to DCC’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was positive, therefore management determined that the value associated with the assets and liabilities acquired, would be recorded as goodwill. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at May 31, 2006:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

COMPONENTS OF PURCHASE PRICE

Common Stock	$50,000

Total Purchase Price	$50,000

BALANCE SHEET and ACTIVITY at MAY 31, 2006:

Assets:
Cash	$0
Accounts Receivable, net	-
Inventory	-
Other Current Assets	-

Total Assets	$0

Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses	$5,571
Stockholders' Equity	(5,571)

Total Liabilities and Stockholders' Equity	$0

STATEMENT of OPERATIONS for the Period JANUARY 1 - MAY 31, 2006:
Sales	$55,520
Cost of Sales	12,555
Gross Profit	42,965
Operating Expenses	77,493
Income from Operations	(34,528)
Income Before Taxes	$(34,528)

The purchase price of DCC was $50,000. The actual value of the assets (net) purchased was $47,409 as shown below:

Purchase

Book value of fixed assets	-

Other assets & liabilities, net	(5,571)

Acquired assets, net	(5,571)

Purchase price	50,000

Value less than purchase price (Goodwill)	55,571

Zowy Media, Incorporated

On October 1, 2006, OTG acquired 80% of Zowy Media, Incorporated (“Zowy”) and its subsidiaries, Epic Weapons, Inc. (f/k/a Epic Weapons, LLC) (“Epic”), all of Florida, for 2,000,000 shares of OTG common stock, valued at $.10 per share at the time of the transaction. Zowy operates an Internet website (www.swordsonline.com and www.weaponmasters.com) for the marketing and selling of various products. Zowy operates under the dba Weaponmasters. Epic has an agreement with Blizzard Entertainment® to market certain licensed products related to the World of Warcraft® computer games.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

In accordance with SFAS No. 141, “Business Combinations”, the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to Zowy’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was positive, therefore management determined that the value associated with the fixed assets and associated debt acquired, would be reduced recorded as goodwill. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at October 1, 2006:

COMPONENTS OF PURCHASE PRICE
Common Stock	$200,000
Total Purchase Price	$200,000
BALANCE SHEET and ACTIVITY at SEPTEMBER 30, 2006:
Assets:
Cash	$10,519
Accounts Receivable, net	-
Inventory	-
Prepaid Expenses	-
Property, Plant and Equipment, net	229,793
Total Assets	$240,312
Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses	$2,937
Debt	173,456
Stockholders' Equity	63,919
Total Liabilities and Stockholders' Equity	$240,312
STATEMENT of OPERATIONS for the Period JANUARY 1 - SEPTEMBER 30, 2006:
Sales	$429,748
Cost of Sales	155,235
Gross Profit	274,513
Operating Expenses	256,834
Income from Operations	17,679
Income Before Taxes	$17,679

Note: Income Taxes are not recorded as the company was a S Corporation from January 1 - September 30, 2006.

The purchase price of Zowy was $200,000. The actual value of the assets (net) purchased was $62,226 as shown below:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Purchase
Fair value of fixed assets	229,793
Other asset & liabilities, net	(165,874)
Acquired assets, net	63,919
Minority Interest	100
Purchase price	200,000
Value less than purchase price (Goodwill)	136,181

Game2Gear, Inc.

On December 18, 2006, Game2Gear, Inc. (“G2G”), a Florida corporation, was formed as a subsidiary of the Company. G2G is a technology based solution that may be offered to various business verticals enabling vendors to internally and externally track and process inventory more efficiently, create industry specific and regulatory mandated security requirements and/or compliance protocols establishing a unique product identification method that would be embedded into a product allowing businesses to provide better customer service and secure its marketplace from fraudulent and unlicensed products. As of December 31, 2006, G2G was an inactive subsidiary.

2006 Acquisitions: The aggregate purchase price for DCC of $50,000 and the purchase price for Zowy of $200,000 were allocated as follows:

	DCC	Zowy	Total
Current assets	$-	$10,519	$10,519
Fixed assets	-	229,793	229,793
Total assets acquired	-	240,312	240,312
Liabilities assumed	5,571	176,393	181,964
Net assets acquired	$(5,571)	$63,919	$58,348

Due from related party consists of the following:

	December 31,
	2006	2005
Due from related party	$311,079	$-

NOTE 3 – BALANCE SHEET DETAILS

On June 30, 2006, OCG executed a Note Receivable with Avante Holding Group, Inc., for $250,000. The terms of the note are 7% interest, accrued throughout the term of the note, and payable on June 30, 2007. On September 30, 2006, an amendment to the note was executed to add $250,000 to the note for a total outstanding of $500,000 plus accrued interest.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 3 – BALANCE SHEET DETAILS (continued)

Inventory consists of the following:

	December 31,
	2006	2005
Inventory	$19,000	$-

Property and equipment consist of the following:

	Useful	December 31,
	Life	2006	2005
Building	30	$209,000	$-
Land		20,000	-
Computer equipment	3	1,847	-
Equipment	5	2,841	-
		233,688	-
Less: accumulated depreciation		(10,642)	-
Net property and equipment		$223,046	$-

Depreciation expense was $12,945 and $0 for the years ended December 31, 2006 and 2005, respectively.

Other assets consist of the following:

	December 31,
	2006	2005
License (a)	$25,000	$-
Tooling (a)	19,500	-
Design (a)	5,100	-
Total other assets	$49,600	$-

(a) Related to the Epic Weapons, LLC contract with Blizzard Entertainment®.

Intangible assets consist of the following:

	December 31,
	2006	2005
Goodwill - Davinci's Computer Corp.	$55,571	$-
Goodwill - Zowy Media, Inc.	136,181	-
Total goodwill	$191,752	$-

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 3 – BALANCE SHEET DETAILS (continued)

Notes payable consists of the following:

	December 31,
	2006	2005
PhoenixSurf.com, LLC (Organa Consulting Group, Inc.), principal, non-interest bearing, convertible to common stock when, for 10 consecutive days, the Company's stock is trading at $3.00 or higher. Originated April 2006.	$150,000	$-
Coastal Bank (Zowy Media, Incorporated), adjustable rate mortgage at 1% over the current index. Originated August 2005, due September 2010. Current monthly payment of $1,573.39. Note secured by mortgage and an unconditional and continuing guarantee by	155,808	-
LHI Cocoa Corp. (Zowy Media,Incorporated), 9% interest for 24 months amortized over 20 years. Originated August 2005, due August 2007.	29,239	-
Washington Mutual (Zowy Media, Incorporated), business line of credit, interest at 11.25%. Originated September 2003.	49,077	-
Avante Holding Group, Inc. (Organa Technologies Group, Inc.), revolving credit, principal and interest at prime plus 4%. Originated October 2005.	-	299,716
	384,124	299,716
Less: Current portion	229,175	-
Total long-term debt	$154,949	$299,716

Future minimum notes payable obligations at December 31, 2006 are as follows:

Year

2007	$54,957
2008	18,881
2009	18,881
2010	169,969
2011	-
Total	$262,688

Note: PhoenixSurf, LLC note is convertible to common stock and does not have a repayment schedule, therefore, is not included. Washington Mutual assumes no change in balance. Avante Holding Group, Inc. assumes no change in balance.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 3 – BALANCE SHEET DETAILS (continued)

Minority interest consists of the following:

	December 31,
	2006	2005
Minority interest - Organa Consulting Group	$100,524	$(7)
Minority interest - Zowy Media	40,959	-
Total minority interest	$141,483	$(7)

NOTE 4 – BUSINESS SEGMENTS

The Company operates primarily in four segments: consulting (OCG and OTG), instant messaging system (HH), retail sales (Zowy) and computer systems consulting and servicing (DCC). In 2006, the Company operated primarily in retail sales and computer system consulting and solutions, both through acquisitions.

Information concerning the revenues and operating income for the years ended December 31, 2006 and 2005, and the identifiable assets for the four segments in which the Company operates are shown in the following table:

	Years Ended
	December 31,
	2006	2005
OPERATING REVENUE
Consulting	$879,881	$85,571
Instant Messaging	320,849	72,806
Retail Sales	170,650	-
Computer Consulting/Solutions	112,436	-
Consolidated Totals	$1,483,816	$158,377
INCOME (LOSS) FROM OPERATIONS
Consulting	$281,034	$(123,726)
Instant Messaging	(5,301)	(2,843)
Retail Sales	3,837	-
Computer Consulting/Solutions	7,765	-
Consolidated Totals	$287,335	$(126,569)
IDENTIFIABLE ASSETS
Consulting	$395,776	$130
Instant Messaging	11,570	10,708
Retail Sales	397,189	-
Computer Consulting/Solutions	9,144	-
Consolidated Totals	$813,679	$10,838
DEPRECIATION AND AMORTIZATION
Consulting	$-	$-
Instant Messaging	-	-
Retail Sales	12,945	-
Computer Consulting/Solutions	-	-
Consolidated Totals	$12,945	$-

ORGANA TECHNOLOGIES CORPORATION
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 5 – RELATED PARTIES

OTG and Avante Holding Group, Inc. entered into a Consulting Agreement in October 2006 to provide corporate guidance and financial and accounting services. As compensation, AHG receives $8,000 per month. Under this agreement AHG has the unilateral authority to hire additional personnel required to perform investor relations, financial administration, and executive oversight and request reimbursement from OTG on a reimbursable expense basis. The term of this agreement is for three years with one additional automatic three-year extension.

In the transaction of OTG acquiring Zowy; 40% was acquired from AHG and 40% from GAMI, LLC (“GAMI”) with the remaining 20% being held by the former owner of Zowy. Both AHG and GAMI are related parties, since the majority shareholder of OTG controls these companies.

On October 5, 2005, a Settlement Agreement was made between OTG and AHG regarding the $400,000 debt owed by OTG to AHG. The debt was issued in exchange for working capital (approximately $304,000) and for unpaid contractual consulting fees (approximately $96,000). In the Settlement Agreement, OTG issued 400,000,000 common shares of OTG at the current market value of $.001, or $40,000, in lieu of the approximately $400,000 in debt. This transaction, even though not an arms length transaction, was at an exchange rate of $10 to $1 therefore, it would be considered fair and reasonable.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

OTG, at the time of formation, authorized and issued 11,000,000 common shares at a par value of $.0001, to its founders.

On June 3, 2005, OTG amended its Articles of Incorporation and authorized 900,000,000 common shares and 50,000,000 Blank Check Preferred shares.

On October 5, 2005, OTG entered into a Settlement Agreement with Avante Holding Group, Inc. (“AHG”) whereby all debt to AHG, approximately $400,000, was converted to 400,000,000 common shares of OTG with a market value of $.0001 at the time of the conversion. The valuation of $40,000 was substantially lower than the obligation to AHG. This transaction was not an arms length transaction as the directors of OTG are also officers and minority shareholders of AHG. This transaction was completed as needed to facilitate the Company’s plans for future transactions that would increase the Company’s revenue and profits. Immediately following the change of control, the Board of Directors elected to change the name of the Company to Organa Technologies Group, Inc.

The Company decreased its authorized stock, par value $0.0001 on June 3, 2005 from 100,000,000 common shares, par value $0.0001 to 9,000,000 common shares and 50,000,000 blank check preferred shares.

On April 11, 2006, the Company filed an amendment to its certificate of incorporation whereby each one hundred shares of outstanding common stock were converted into one share of common stock. All share and per share amounts have been adjusted for this reverse stock split.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 7 – INCOME TAXES

The Company computes deferred income taxes in accordance with Financial Accounting Standards Board Statement No. 109 (SFAS No. 109) "Accounting for Income Taxes." The provision includes taxes currently payable plus the deferred tax effect of temporary timing differences in financial statement and income tax reporting. The principal differences in timing between the income statement and taxable income involve depreciation expenses recorded under the straight-line method in the income statements and by accelerated methods for tax purposes, the timing of the franchise tax deduction and the expensing of bad debt. The differences between income tax expenses and taxes currently payable are reflected in deferred tax accounts in the consolidated balance sheet.

A reconciliation of income tax computed at the statutory federal rate to income tax expense (benefit) is as follows:

	December 31, 2006	December 31, 2005
Tax benefit at the statutory rate of 35%	$(641,198)	$(44,299)
State income taxes, net of federal income tax	-	-
Valuation allowance	641,198	44,299

Total	$-	$-

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31, 2006
Deferred tax assets:
Net operating loss carryforward - 2004	$(1,992,760)
Net operating loss carryforward - 2005	(126,568)
Total net operating loss carryforward - 2005	$(2,119,328)
Profit - 2006	287,335
Total net operating loss carryforward	$(1,831,993)

Net operating loss carryforward	$(1,831,993)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the historical earnings history of the Company, the net deferred tax assets for 2006 and 2005 were fully offset by a 100% valuation allowance.

NOTE 8 – LEGAL

On July 19, 2006, the Company filed a lawsuit against New Millennium Entrepreneurs, Inc., and Phoenixsurf.com, LLC, and various other individuals and parties claiming libel, slander, and conspiracy to injure business. The claim relates to consulting services provided by Organa Consulting Group, Inc., a wholly owned subsidiary of Organa Technologies Group, Inc., to PhoenixSurf.com, a so-called "websurfing" business. The Company also has asked for injunctive relief, compensatory and punitive damages in excess of $1,000,000. The law suit was filed in the Circuit Court of the Eighteenth Judicial Circuit In and For Brevard County, Florida.

ORGANA TECHNOLOGIES CORPORATION
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 8 – LEGAL (continued)

On October 2, 2006, the Company was named in a lawsuit captioned New Millennium Entrepreneurs, LLC and Phoenixsurf.com, LLC v. Michael W. Hawkins, et. al. U.S. District Court, Middle District of Georgia, 3: 06-CV-84 (CDC). The lawsuit alleges violations of the Georgia Securities Act, Georgia Fair Business Practices Act, Federal Securities laws and certain other unspecified laws in connection with the investment by Plaintiffs of $150,000 in Organa Technologies Group and seeks rescission of this investment. In addition, the lawsuit alleges contractual disputes and misappropriations of funds by Organa Consulting Group. The Company has responded to the complaint, has entered into third party claims against the individual owners of New Millenium Entrepreneurs, LLC and other interested parties, and believes it has meritorious defenses to the claims made and intends to vigorously defend the lawsuit. Subsequently, the SEC filed charges on July 24, 2007 in the United States District Court for the Central District of California in Los Angeles, California against New Millenium Entrepreneurs, LLC, Phoenixsurf.com, LLC, and two of its officers and managing members. On August 10, 2007, a Final Judgment and Permanent Injunction were filed with the Court against the New Millenium Entrepreneurs, LLC. Counsel for the Company and the Company itself are unable to determine any damage liability or collectibility at the present time.

NOTE 8 – SUBSEQUENT EVENTS

On June 1, 2007, the Company entered into a triple net lease agreement with GAMI, LLC, a related party previously discussed in Note 5. Monthly rent will be $4,000 which is at fair market value.

ORGANA TECHNOLOGIES GROUP, INC.

For the Nine Months Ended September 30, 2007 and 2006

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:

Consolidated Balance Sheet	F-23

Consolidated Statement of Operations and Deficit	F-24

Consolidated Statement of Cash Flows	F-25

Notes to Consolidated Financial Statements	F-26 - F-36

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Balance Sheet

	September 30,	December 31,
	2007	2006
	(unaudited)
ASSETS
Current Assets
Cash	$30,228	$19,203
Due from Related Party	367,255	311,079
Prepaid Expense	20,609	-
Inventory	18,622	19,000

Total Current Assets	436,714	349,282
Property, Plant and Equipment, Net	235,181	223,046

Goodwill	191,752	191,752
Other Assets	44,098	49,600
Total Assets	$907,745	$813,679

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Notes Payable, Current Portion	$211,632	$229,175
Capitalized Leases, Current Portion	2,523	-
Accounts Payable and Accrued Expenses	246,495	79,998

Total Current Liabilities	460,649	309,173

Long-Term Liabilities
Notes Payable	142,614	154,949
Capitalized Leases	16,724	-
Total Long-Term Liabilities	159,338	154,949

Total Liabilities	619,987	464,122

Minority Interest	116,734	111,483

Stockholders' Equity
Common Stock
$.01 par value, 9,000,000 shares authorized, 7,217,566 and 5,217,566 shares issued and outstanding, respectively	80,200	80,200
Additional Paid-in Capital	1,670,300	1,670,300
Accumulated Deficit	(1,579,475)	(1,512,426)
Total Stockholders' Equity (Deficit)	171,025	238,074
Total Liabilities and Stockholders' Equity	$907,745	$813,679

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Operations and Deficit
For the Nine Months Ended September 30,
(unaudited)

	For the		For the
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Sales	$229,677	$495,631	$745,339	$1,379,865
Cost of Sales	119,375	43,542	409,097	108,073
Gross Profit	110,302	452,089	336,242	1,271,792
Operating Expenses	198,745	152,792	385,920	636,513
Income (Loss) From Operations	(88,442)	299,297	(49,677)	635,279
Other Income / (Expense)	(13,001)	3,740	(22,623)	(1,022)
Income (Loss) Before Minority Interest	(101,443)	303,037	(72,300)	634,257
Minority Interest in Subsidiary	(5,044)	(10,633)	(5,251)	61,510
Net Income (Loss)	$(96,399)	$313,670	$(67,049)	$572,747

Basic and diluted based upon 7,217,566 weighted average shares outstanding	$0.00
Basic and diluted based upon 4,800,402 weighted average shares outstanding		$-
Basic and diluted based upon 10,886,163 weighted average shares outstanding			$(0.01)
Basic and diluted based upon 7,452,425 weighted average shares outstanding				$0.08

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Cash Flows
For the Nine Months Ended September 30,
(unaudited)

	2007	2006
Cash Flows From Operating Activities:
Net Income (Loss)	$(67,049)	$572,747
Adjustments to Reconcile Net Income (Loss) to Net
Cash Used In Operating Activities:
Depreciation and Amortization	8,299	-
Minority Interest	5,251	61,510
(Increase) Decrease In:
Receivable from Related Parties	(56,176)	(589,985)
Prepaid Expense	(20,609)	-
Inventory	378	(12,800)
Other Assets	5,502	-
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	166,496	-
Net Cash Provided by Operating Activities	42,091	31,472

Cash Flows From Investing Activities:
Acquisition of Property and Equipment	(20,434)	-

Net Cash Used In Investing Activities	(20,434)	-

Cash Flows From Financing Activities:
Issuance of Capitalized Lease	19,625
Repayment of Capitalized Lease	(378)
Issuance of Notes Payable	-	103,686
Repayment of Notes Payable	(29,879)	-

Net Cash Provided by (Used in) Financing Activities	(10,632)	103,686
Net Increase in Cash	11,025	135,158
Cash at Beginning of Period	19,203	10,920
Cash at End of Period	$30,228	$146,078

Supplemental Disclosure of Cash Flow Information:
Interest Expense	$22,623	$4,762
Taxes Paid	$-	$-

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operation

The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited consolidated financial statements and footnotes have been condensed and, therefore, do not contain all required disclosures. Reference should be made to the Company’s annual audited financial statement for the year ended December 31, 2006.

Organa Technologies Group, Inc. (“OTG” or the “Company”), was formerly known as Integrity Messenger Corporation (“IMC”), a Delaware corporation formed in 2002. In October 2005, the Board approved a name change to Organa Technologies Group, Inc. (“OTG”). Reference to OTG will include the period prior to the name change when the Company was IMC.

The Company operated as a profit center, providing instant messaging services and on-line gaming Voice Over Internet Protocol (“VOIP”) through its independently developed proprietary software, licensed software, and appropriate computer servers. In addition, OTG operates an Internet based store for weapon replicas and collectibles, is a provider of hardware and software solutions and consulting services for Internet based businesses.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Hurricane Host, Inc. (“HH”), Davinci’s Computer Corp. (“DCC”), Gateway Internet Services Corporation (“GIS”) and Game2Gear, Inc. (“G2G”), and its majority-owned subsidiaries, Organa Consulting Group, Inc. (“OCG”), Zowy Media, Incorporated (“Zowy”) and its subsidiary, Epic Weapons, Inc. (“Epic”), have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions have been eliminated in consolidation. Intercompany transactions include the loans from the parent to its subsidiaries. Minority Interest, as applicable, has been reported.

Net Earnings (Loss) Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic net earnings (loss) per common share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Potentially dilutive securities are not considered in the calculation of net loss per common share, as their inclusions would be anti-dilutive.

In accordance with SAB No. 98, Earnings Per Share, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration in the periods presented.

Share and per-share data presented, reflects the reverse 1 for 100 share stock split effective April 11, 2006.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Nine Months
	September 30,
	2007	2006
Numerator
Net Income (Loss)	$(67,049)	$572,747
Denominator
Basic and diluted
Weighted average common shares outstanding	10,886,163	7,452,425
Denominator in basic calculation	10,886,163	7,452,425
Basic and diluted net income (loss) per share	$(0.01)	$0.08

Segment Information

In accordance with the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company is required to report financial and descriptive information about its reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility.

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED

Integrity Messenger Corporation

Integrity Messenger Corporation (“IMC-FL”), a Florida corporation, was formed in 2002. On January 1, 2004, OTG acquired 100% of the stock of IMC-FL in exchange for 60,000,000 shares of common stock. At the time of acquisition, IMC-FL had outstanding 3,000,000 Series A Preferred shares at a par value of $.0001, 104,800 Series B Preferred shares at a par value of $.0001 and 6,000,000 common shares at a par value of $.0001. At the time of the acquisition, the 3,000,000 Series A Preferred shares were converted to 30,000,000 common shares of OTG. These shares had originally been issued for the value of the proprietary software valued at acquisition at $1,500,000. The Series B Preferred shares were converted back to debt in the original amount of $104,800. These shares represented an investment of $104,800 in IMC-FL. An additional 30,000,000 common shares of OTG with a par value of $.0001 were issued to the common shareholders of IMC-FL. IMC-FL only had the proprietary software listed as an asset and had no liabilities. The software was not being utilized and was determined to be impaired and written off in 2004.

Hurricane Host, LLC

On April 1, 2004, OTG acquired 100% of the membership units of Hurricane Host, LLC (“HH”) for $50,000. HH, a Texas limited liability company, was originally formed in 2003. HH merged with Hurricane Host, Inc. (“HH-FL”), a Florida corporation.

Organa Consulting Group, Inc.

On October 25, 2005, OTG acquired 80% of Organa Consulting Group, Inc. (“OCG”), a Florida corporation, for $800. The minority interest of 20% in OCG is owned by AHG. As no tangible assets or liabilities were acquired the full value was booked to Common Stock.

Gateway Internet Services Corporation

On April 20, 2006, Gateway Internet Services Corporation (“GIS”), a Florida corporation, was formed as a subsidiary of the Company. GIS will work parallel with its customer, Render Payment Corporation (“RPC”). RPC is the payment processor whereas GIS has the technology to provide secure processing of payments from individuals through bank wires and ACH processing for select Internet clients. As of September 30, 2007, GIS was an inactive subsidiary.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Davinci’s Computer Corp.

On June 1, 2006, OTG acquired Davinci’s Computer Corp. (“DCC”) of Florida for 500,000 shares of the Company’s common stock valued at $.10 per share at the time of the transaction. DCC provides computer consulting services to select clients throughout the state of Florida.

In accordance with SFAS No. 141, “Business Combinations”, the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to DCC’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was a negative therefore management determined that there would be no value associated with the acquired patents and the fixed assets acquired would be reduced on an equal basis by the negative goodwill thereby reducing goodwill to zero. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at May 31, 2006:

COMPONENTS OF PURCHASE PRICE
Common Stock	$50,000
Total Purchase Price	$50,000
BALANCE SHEET and ACTIVITY at MAY 31, 2006:
Assets:
Cash	$0
Accounts Receivable, net	-
Inventory	-
Other Current Assets	-
Total Assets	$0
Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses	$5,571
Stockholders' Equity	(5,571)
Total Liabilities and Stockholders' Equity	$0
STATEMENT of OPERATIONS for the Period JANUARY 1 - MAY 31, 2006:
Sales	$55,520
Cost of Sales	12,555
Gross Profit	42,965
Operating Expenses	77,493
Income from Operations	(34,528)
Income Before Taxes	($34,528)

The purchase price of DCC was $50,000. The actual value of the assets (net) purchased was $47,409 as shown below:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Purchase
Book value of fixed assets	-
Other assets & liabilities, net	(5,571)
Acquired assets, net	(5,571)
Purchase price	50,000
Value less than purchase price	55,571

Zowy Media, Incorporated

On October 1, 2006, OTG acquired 80% of Zowy Media, Incorporated (“Zowy”) and its subsidiaries, Epic Weapons, Inc. (f/k/a Epic Weapons, LLC) (“Epic”), all of Florida, for 2,000,000 shares of OTG common stock, valued at $.10 per share at the time of the transaction. Zowy operates an Internet website (www.swordsonline.com and www.weaponmasters.com) for the marketing and selling of various products. Zowy operates under the dba Weaponmasters. Epic has an agreement with Blizzard Entertainment® to market certain licensed products related to the World of Warcraft® computer games.

In accordance with SFAS No. 141, “Business Combinations”, the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to Zowy’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was a negative therefore management determined that there would be no value associated with the acquired patents and the fixed assets acquired would be reduced on an equal basis by the negative goodwill thereby reducing goodwill to zero. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at October 1, 2006:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

COMPONENTS OF PURCHASE PRICE
Common Stock	$200,000
Total Purchase Price	$200,000
BALANCE SHEET and ACTIVITY at SEPTEMBER 30, 2006:
Assets:
Cash	$10,519
Accounts Receivable, net	-
Inventory	-
Prepaid Expenses	-
Property, Plant and Equipment, net	229,793
Total Assets	$240,312
Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses	$2,937
Debt	173,456
Stockholders' Equity	63,919
Total Liabilities and Stockholders' Equity	$240,312
STATEMENT of OPERATIONS for the Period JANUARY 1 - SEPTEMBER 30, 2006:
Sales	$429,748
Cost of Sales	155,235
Gross Profit	274,513
Operating Expenses	256,834
Income from Operations	17,679
Income Before Taxes	$17,679

Note: Income Taxes are not recorded as the company was a S Corporation from January 1 - September 30, 2006.

The purchase price of Zowy was $200,000. The actual value of the assets (net) purchased was $62,226 as shown below:

Purchase
Book value of fixed assets	229,793
Other asset & liabilities, net	(165,874)
Acquired assets, net	63,919
Minority Interest	100
Purchase price	200,000
Value less than purchase price	136,181

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 2 – ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Game2Gear, Inc.

On December 18, 2006, Game2Gear, Inc. (“G2G”), a Florida corporation, was formed as a subsidiary of the Company. G2G is a technology based solution that may be offered to various business verticals enabling vendors to internally and externally track and process inventory more efficiently, create industry specific and regulatory mandated security requirements and/or compliance protocols establishing a unique product identification method that would be embedded into a product allowing businesses to provide better customer service and secure its marketplace from fraudulent and unlicensed products. As of December 31, 2006, G2G was an inactive subsidiary.

2006 Acquisitions: The aggregate purchase price for DCC of $50,000 and the purchase price for Zowy of $200,000 were allocated as follows:

	DCC	Zowy	Total
Current assets	$-	$10,519	$10,519
Fixed assets	-	229,793	229,793
Total assets acquired	-	240,312	240,312
Liabilities assumed	5,571	176,393	181,964
Net assets acquired	$(5,571)	$63,919	$58,348

NOTE 3 – BALANCE SHEET DETAILS

Due from related party consists of the following:

	September 30,	December 31,
	2007	2006
Due from related party	$367,255	$311,079

On June 30, 2006, OCG executed a Note Receivable with Avante Holding Group, Inc., for $250,000. The terms of the note are 7% interest, accrued throughout the term of the note, and payable on June 30, 2007. On September 30, 2006, an amendment to the note was executed to add $250,000 to the note for a total outstanding of $500,000 plus accrued interest.

Inventory consists of the following:

	September 30,	December 31,
	2007	2006
Inventory	$18,622	$19,000

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 3 – BALANCE SHEET DETAILS (continued)

Property and equipment consist of the following:

	Useful	September 30,	December 31,
	Life	2007	2006
Building	30	$209,000	$209,000
Land		20,000	20,000
Computer equipment	3	2,657	1,847
Equipment	5	22,466	2,841
		254,123	233,688
Less: accumulated depreciation		(18,941)	(10,642)
Net property and equipment		$235,181	$223,046

Depreciation expense was $8,299 and $12,945 for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

Other assets consist of the following:

	September 30,	December 31,
	2007	2006
License (a)	$25,000	$25,000
Tooling (a)	8,934	19,500
Design (a)	10,164	5,100
Net property and equipment	$44,098	$49,600

(a) Related to the Epic Weapons, LLC contract with Blizzard Entertainment®.

Intangible assets consist of the following:

	September 30,	December 31,
	2007	2006
Goodwill	$191,752	$191,752

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 3 – BALANCE SHEET DETAILS (continued)

Notes payable consists of the following:

	September 30,	December 31,
	2007	2006

PhoenixSurf.com, LLC (Organa Consulting Group, Inc.), principal, non-interest bearing, convertible to common stock when, for 10 consecutive days, the Company's stock is trading at $3.00 or higher.	$150,000	$150,000
Coastal Bank (Zowy Media, Incorporated), adjustable rate mortgage at 1% over the current index. Due September 2010. Current monthly payment of $1,573.39. Note secured by mortgage and an unconditional and continuing guarantee by Titus Blair.	142,614	155,808
LHI Cocoa Corp. (Zowy Media,Incorporated), 9% interest for 24 months amortized over 20 years. Due August 2007.	23,435	29,239
Washington Mutual (Zowy Media, Incorporated), business line of credit, interest at 11.25%.	38,197	49,077
	354,246	384,124
Less: Current portion	211,632	-
Total long-term debt	$142,614	$384,124

NOTE 4 – BUSINESS SEGMENTS

The Company operates primarily in four segments: consulting, instant messaging system, retail sales and computer systems consulting and servicing. In 2006 and 2007, the Company operated primarily in retail sales and computer system consulting and solutions, both through acquisitions.

Information concerning the revenues and operating income for the nine months ended September 30, 2007 and 2006, and the identifiable assets for the four segments in which the Company operates are shown in the following table:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 4 – BUSINESS SEGMENTS (continued)

	Nine Months Ended
	September 30,
	2007	2006
OPERATING REVENUE
Consulting	$68,000	$409,612
Instant Messaging	237,110	174,485
Retail Sales	300,352	-
Computer Consulting/Solutions	139,878	14,821
Consolidated Totals	$745,339	$598,918

INCOME (LOSS) FROM OPERATIONS
Consulting	$(33,776)	$196,191
Instant Messaging	74,290	40,931
Retail Sales	20,686	-
Computer Consulting/Solutions	12,424	2,260
Consolidated Totals	$73,625	$239,382

IDENTIFIABLE ASSETS
Consulting	$873	$100,841
Instant Messaging	6,705	22,748
Retail Sales	319,302	-
Computer Consulting/Solutions	349,112	8,172
Consolidated Totals	$675,992	$131,761

DEPRECIATION AND AMORTIZATION
Consulting	$-	$-
Instant Messaging	-	-
Retail Sales	8,299	-
Computer Consulting/Solutions	-	-
Consolidated Totals	$8,299	$-

NOTE 5 – RELATED PARTIES

OTG and Avante Holding Group, Inc. entered into a Consulting Agreement in October 2006 to provide corporate guidance and financial and accounting services. As compensation, AHG receives $8,000 per month. Under this agreement AHG has the unilateral authority to hire additional personnel required to perform investor relations, financial administration, and executive oversight and request reimbursement from OTG on a reimbursable expense basis. The term of this agreement is for three years with one additional automatic three-year extension.

In the transaction of OTG acquiring Zowy; 40% was acquired from AHG and 40% from GAMI, LLC (“GAMI”) with the remaining 20% being held by the former owner of Zowy Media, Incorporated. Both AHG and GAMI are related parties, since the majority shareholder of OTG controls these companies.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 5 – RELATED PARTIES (continued)

On October 5, 2005, a Settlement Agreement was made between OTG and AHG regarding the $400,000 debt owed by OTG to AHG. The debt was issued in exchange for working capital (approximately $304,000) and for unpaid contractual consulting fees (approximately $96,000). In the Settlement Agreement, OTG issued 400,000,000 common shares of OTG at the current market value of $.001, or $40,000, in lieu of the approximately $400,000 in debt. This transaction, even though not an arms length transaction, was at an exchange rate of $10 to $1 therefore, it would be considered fair and reasonable.

On June 1, 2007, the Company entered into a triple net lease agreement with GAMI, LLC, a related party previously discussed in Note 5. Monthly rent will be $4,000 which is at fair market value.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

OTG, at the time of formation, authorized and issued 11,000,000 common shares at a par value of $.0001, to its founders.

On June 3, 2005, OTG amended its Articles of Incorporation and authorized 900,000,000 common shares and 50,000,000 Blank Check Preferred shares.

On October 5, 2005, OTG entered into a Settlement Agreement with Avante Holding Group, Inc. (“AHG”) whereby all debt to AHG, approximately $400,000, was converted to 400,000,000 common shares of OTG with a market value of $.0001 at the time of the conversion. The valuation of $40,000 was substantially lower than the obligation to AHG. This transaction was not an arms length transaction as the directors of OTG are also officers and minority shareholders of AHG. This transaction was completed as needed to facilitate the Company’s plans for future transactions that would increase the Company’s revenue and profits. Immediately following the change of control, the Board of Directors elected to change the name of the Company to Organa Technologies Group, Inc.

The Company decreased its authorized stock, par value $0.0001 on June 3, 2005 from 100,000,000 common shares, par value $0.0001 to 9,000,000 common shares and 50,000,000 blank check preferred shares.

On April 11, 2006, the Company filed an amendment to its certificate of incorporation whereby each one hundred shares of outstanding common stock were converted into one share of common stock. All share and per share amounts have been adjusted for this reverse stock split.

November 1, 2007, the Company authorized a 4:1 forward split whereby total issued shares will be 28,870,264 and the shares available for trading after completion of the appropriate Rule 144K registrations is 2,870,264.

NOTE 7 – LEGAL

On July 19, 2006, the Company filed a lawsuit against New Millennium Entrepreneurs, Inc., and Phoenixsurf.com, LLC, and various other individuals and parties claiming libel, slander, and conspiracy to injure business. The claim relates to consulting services provided by Organa Consulting Group, Inc., a wholly owned subsidiary of Organa Technologies Group, Inc., to PhoenixSurf.com, a so-called "websurfing" business. The Company also has asked for injunctive relief, compensatory and punitive damages in excess of $1,000,000. The law suit was filed in the Circuit Court of the Eighteenth Judicial Circuit In and For Brevard County, Florida.

ORGANA TECHNOLOGIES CORPORATION
Notes to Consolidated Financial Statements
September 30, 2007

NOTE 7 – LEGAL (continued)

On October 2, 2006, the Company was named in a lawsuit captioned New Millennium Entrepreneurs, LLC and Phoenixsurf.com, LLC v. Michael W. Hawkins, et. al. U.S. District Court, Middle District of Georgia, 3: 06-CV-84 (CDC). The lawsuit alleges violations of the Georgia Securities Act, Georgia Fair Business Practices Act, Federal Securities laws and certain other unspecified laws in connection with the investment by Plaintiffs of $150,000 in Organa Technologies Group and seeks rescission of this investment. In addition, the lawsuit alleges contractual disputes and misappropriations of funds by Organa Consulting Group. The Company has responded to the complaint, has entered into third party claims against the individual owners of New Millenium Entrepreneurs, LLC and other interested parties, and believes it has meritorious defenses to the claims made and intends to vigorously defend the lawsuit. Subsequently, the SEC filed charges on July 24, 2007 in the United States District Court for the Central District of California in Los Angeles, California against New Millenium Entrepreneurs, LLC, Phoenixsurf.com, LLC, and two of its officers and managing members. On August 10, 2007, a Final Judgment and Permanent Injunction were filed with the Court against the New Millenium Entrepreneurs, LLC. Counsel for the Company and the Company itself are unable to determine any damage liability or collectibility at the present time.